EXHIBIT 99.2

AGRIUM INC.

2016

MANAGEMENT’S DISCUSSION & ANALYSIS OF

OPERATIONS AND FINANCIAL CONDITION

Management’s Discussion and Analysis

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February 22, 2017

This Management’s Discussion and Analysis (MD&A) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the years ended December 31, 2016 and 2015. The Board of Directors of Agrium (the “Board”) carried out its responsibility for review of this disclosure and, prior to publication, approved this disclosure.

Throughout this MD&A, unless otherwise specified, “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, its significant equity investments and Agrium Inc.’s share of its joint ventures.

Additional information relating to the Company, including its consolidated quarterly and annual financial information and its Annual Information Form (AIF) for the year ended December 31, 2016, is available under Agrium’s corporate profile on SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars, except where otherwise stated. 2016, 2015 and 2014 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Certain financial measures in this MD&A, listed in the table below, are not prescribed by and do not have any standardized meaning under IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to the “Non-IFRS Financial Measures” section for further details, including a reconciliation of the non-IFRS financial measures to their most directly comparable measures calculated in accordance with IFRS.

Non-IFRS financial measures
Cash operating coverage ratio
Cash cost of product manufactured (COPM)
Comparable store sales and normalized comparable store sales
Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA), EBITDA to sales, cash selling and general and administrative costs
Free cash flow, dividends paid as a percent of free cash flow
Wholesale measures including share of joint ventures: sales, cost of product sold, gross profit

FORWARD-LOOKING

STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this MD&A are intended to provide Agrium securityholders and potential investors with information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such forward-looking statements. As such, readers should not place undue reliance on these forward-looking statements. Refer to the “Key Assumptions and Risks in Respect of Forward-looking Statements” section for further details.

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Agrium’s Strategic Footprint

Agrium has significant competitive advantages across our global footprint of operations. We are focused on supplying the important crop inputs, services and solutions farmers require to meet the ever-growing global demand for crops and food, and we are committed to doing so safely and sustainably. Our Retail operations provide us with stability, diversity and long-term earnings growth potential, and our strategically positioned Wholesale operations with low-cost nitrogen and potash operations allow us to reach markets across North America and around the world.

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THE MARKET FOR OUR PRODUCTS AND SERVICES

Annual Fertilizer	Annual Growth	Total Crop Land in
Demand in	in Global N, P & K	U.S., Canada, Australia
North America	Product Demand	and Argentina
50 million	8 million	700 million
TONNES	TONNES	ACRES
Source: AAPFCO, TFI, Agrium	Source: CRU, Fertecon, IFA, Agrium	Source: U.N. Food and Agriculture
Organization, FAOSTAT, Agrium

Roma
Redwater
Fort Saskatchewan
Joffre
Kamloops
Calgary
Standard
High River
Carseland
Granum
Vanscoy
Watson
Clavet
Bloom
Leal
Moses Lake
Glade
Kennewick
Plymouth
Canada
Conda
Garner
Early
Marseilles
North Bend
Lynchburg
Loveland
Homestead
Mt. Vernon
New Madrid
Florence
Borger
United States
Americus
Tifton
HAWAII
AGRIUM RETAIL LOCATIONS
NITROGEN PRODUCTION FACILITY
SOLUTION PRODUCTION FACILITY
PHOSPHATE PRODUCTION FACILITY
PHOSPHATE MINE
POTASH PRODUCTION FACILITY
POTASH MINE
GRANULATION PRODUCTION FACILITY
ANHYDROUS AMMONIA STORAGE
SOLUTION STORAGE
DRY STORAGE
BLEND STORAGE
AMMONIA PIPELINE SYSTEM
ESN®
CORPORATE HEAD OFFICE
RETAIL HEAD OFFICE
UNITED STATES SALES OFFICE

Merger With PotashCorp will Create World-Class Integrated Global Supplier of Crop Inputs

The new combined company will be the largest crop nutrient company in the world and the third largest natural resource company in Canada. Combined, the new company will have a diverse and complementary portfolio of high quality potash, nitrogen and phosphate production assets. These assets will be complemented by Agrium’s leading global retail distribution network. The optimization of these combined portfolios is expected to generate $500-million of annual operating synergies.

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REVIEW OF 2016 – EXECUTING ON OUR OPERATIONAL EXCELLENCE INITIATIVES

Consolidated and business unit financial performance

(millions of U.S. dollars, except as noted)	2016	2015	% Change
Sales	13,665	14,795	(8)
Gross profit	3,395	3,888	(13)
Selling and general and administrative expenses	2,156	2,189	(2)
EBIT (a)	1,098	1,616	(34)
EBITDA	1,630	2,096	(24)
Retail EBITDA	1,091	1,033	6
Wholesale EBITDA	751	1,284	(44)
Diluted earnings per share	4.29	6.98	(39)

(a)	Earnings before finance costs and income taxes (EBIT)

●	During 2016, Agrium remained focused on our Operational Excellence initiatives and on controlling our controllables. While earnings were impacted by weak crop prices and lower global nutrient benchmarks, Agrium drove further cost efficiencies across the organization, improved our operational performance and organically grew key product lines, which supported improvement in several key performance metrics.

●	Our Retail business unit grew its EBITDA in 2016, despite facing pressure in the U.S. due to weak crop prices pressuring grower cash margins and their crop input decisions. However, this was offset by an improvement in our International and Canadian Retail earnings, organic growth, increased sales of our higher-margin proprietary products, and cost savings as a result of our Operational Excellence initiatives across the business unit. In the face of a challenging macro-economic environment, Retail EBITDA increased 6 percent or $58-million year-over-year, while cash selling and general administrative expenses excluding acquisitions made in 2016 decreased by over $70-million compared to 2015. This marks the second consecutive year that our Retail business unit has successfully implemented cost savings initiatives and decreased selling and general administrative costs. While there was competitive pressure on most crop inputs this year, sales of our crop protection products and seeds increased by $178-million compared to the prior year. This was supported by sales of our proprietary products which increased 7 percent over 2015. As a result of these factors, our EBITDA to sales ratio improved by one percentage point to 9 percent in 2016.

●	Our Wholesale business unit’s EBITDA decreased due to overall fertilizer market weakness and low realized nutrient pricing during the year. Total potash sales volumes increased as we continued to ramp up production post-expansion at Vanscoy, while nitrogen and phosphate sales volumes remained relatively constant. We made significant progress toward our Operational Excellence initiatives, realizing overall fixed cost efficiencies of $66-million, together with increased ammonia and phosphoric acid utilization rates, which supported lower cash cost of product manufactured per tonne across all our major products versus 2015. Wholesale also reported higher earnings from our international joint venture and equity interests compared to the prior year. This was due to an improved political landscape and support for the agricultural sector in Argentina and new production trains coming online in Egypt.

PROPOSED MERGER WITH POTASHCORP

Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis.

At meetings of their respective shareholders held on November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement with over 98 percent of the Agrium shares and voting options voted at the meeting voting in favor of the Arrangement. More than 108 million, or over 78 percent, of Agrium’s outstanding shares and voting options were voted at the meeting. On November 8, 2016, the Ontario Superior Court of Justice issued a final order approving the Arrangement and Agrium and PotashCorp are working through the regulatory process as planned. Agrium continues to expect the transaction to close mid-2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. See 2016 AIF “Item 5 – Description of the Business – 5.2 Risk Factors – Risks Related to the Arrangement”. Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

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Retail Overview and 2016 Results

Agrium’s Retail business is the world’s largest retail distributor of agricultural crop inputs, providing growers with fertilizer, crop protection products, seed, services and solutions. We operate approximately 1,500 retail facilities across the U.S., Canada, Australia and key areas of South America, providing custom-built portfolios of products, services and advice to growers. This combination of products and services helps our farm-customers achieve their yield goals and maximize their return on investments in an environmentally sustainable manner. Instrumental to our mutual success is the strong partnership and trust that we have built with customers by delivering value to them year after year.

Our more than 3,300 agronomists and field experts work directly with growers, helping them maximize the productivity of their farms by implementing the best management practices based on a thorough understanding of soils, climate conditions, crop requirements and our portfolio of products. Our Retail distribution and services business provides growers with leading crop input products, such as the newest seed, crop protection products, technologies and extensive agronomic experience, all backed by a commitment to sound environmental practices. Supporting this expertise is our own ECHELON® precision agriculture platform, which provides diagnostic analysis and recommendations to further enhance crop yields, optimize use of crop inputs and create additional value for the grower.

We also manufacture and sell innovative proprietary crop protection products and nutritionals under the Loveland Products® brand, seed products under the brand names Dyna-Gro® and Proven®, and animal health products under the Dalgety® brand. These leading crop input and animal health products provide farmers and ranchers with several competitive options to profitably produce and protect their investments while providing higher margins for Agrium Retail.

Our products and services can vary somewhat depending on the region or country. For example, in Australia, we provide livestock marketing and auction services, and we facilitate an extensive offering of insurance products and financial services. In Western Canada, we market crop storage bins, provide fuel sales and services, and offer financial services to our customers. Starting in the middle of 2016, we initiated new financial services across North America through our new Agrium Financial Services™ (AFS) business, and we acquired a 28.5 percent equity ownership position in Agrifund, LLC and Ag Resource Holdings, LLC (collectively, Ag Resource Management or ARM), which provides specialized higher interest rate lending in the U.S., backed by growers’ collateral.

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PRODUCTS AND SERVICES

Crop Nutrients

Crop nutrients are essential to growing healthy plants, and Retail provides growers with all their required dry and liquid macronutrient products, which include nitrogen, potash, phosphates and sulfur, as well as proprietary micronutrient products. Retail acquires crop nutrient products from a wide variety of suppliers at market prices, including Agrium’s Wholesale business unit. Retail’s North American segment purchases approximately 32 percent of its annual nutrient requirements from Wholesale, although for certain regions and products, Wholesale supplies the majority of Retail’s nutrient requirements. These crop nutrient products are typically blended at the local Retail branch, or applied in the field using variable-rate application equipment. Retail delivers additional value to growers through its nutrient application services, provided on a fee-for-service basis.

Retail has an extensive portfolio of proprietary liquid micronutrients that support optimal soil fertility and yield enhancement opportunities. These are essential plant nutrient elements such as boron and zinc, required for plant and soil health. Micronutrients represent a strong organic growth platform for us as more growers implement this crop input through the pre-planting and growth stages of plant development. We have backward integrated into production and technology through our investment in a formulation facility in Fairbury, Nebraska, equity positions or ownership in CH Biotech R&D Co. Ltd. and Advanced Microbial Solutions, LLC, and a strategic alliance with Actagro; to remain at the forefront of innovation and provide differentiated technology and product offerings to our grower customers.

Our Retail branches work closely with growers to understand their nutrient goals and customize our delivery of products, agronomic advice and product application services to help achieve those goals. Retail’s agronomists use the 4R Nutrient Stewardship System, often utilizing our ECHELON® precision agriculture platform, to help determine the right nutrient source and apply it at the right time, at the right rate and in the right place. Using ECHELON®’s highly sophisticated tools, our agronomists help growers identify the differences in yield potential within a field and adjust crop inputs accordingly, thereby increasing their productivity and crop input use efficiency while reducing environmental impacts.

Nutrient application windows can be limited, and the timing can vary significantly depending on weather conditions. As a result, growers need a reliable and efficient distribution system for crop nutrients and other crop inputs. Retail’s global distribution network has efficiently moved, on average, approximately ten million tonnes of crop nutrients to our grower customers annually. Our network of branches, terminals and distribution centers allow us to have product readily available in-market when the growers need it, while carefully managing our working capital levels.

Crop Protection Products

Retail’s crop protection products, along with our advisory services, provide growers with an integrated plant protection program that draws on our extensive agronomic expertise and a broad spectrum of third-party supplier and proprietary products. These products are designed to maintain crop quality and manage plant diseases, weeds and other pests that can damage crops and lower yields. We are the largest independent distributor of crop protection products in North America, and our product offering is supported by sound technical advice and product application services. We are a retailer of crop protection products directly to growers, and we have a smaller wholesale business that provides crop protection products to other retail operators.

As part of our crop protection offering, we sell proprietary products that incorporate the latest in chemistry and adjuvant technology under the Loveland Products® brand. We own and operate numerous blending and formulation facilities, including major production facilities in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; Casilda, Argentina; Buenos Aires, Argentina; and two formulation facilities in Western Australia and Victoria, Australia. We also have an investment in a formulation plant in Winnipeg, Manitoba. Retail also owns significant interests in several agricultural biotechnology companies through our Loveland business. These investments allow us to be at the forefront of the latest developments in crop protection for our customers, and to benefit from sales of these higher margin products without incurring the associated upfront research and development capital investment.

Agrium’s Retail locations also provide seed treatment products and related services, which involve applying crop protection products specifically designed to promote healthy seed germination and early stage plant growth directly to the seed prior to planting.

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RETAIL GLOBAL OPERATIONS – NORTH AMERICA, SOUTH AMERICA AND AUSTRALIA

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Seed

Our Retail operations provide the seed and seed-related information and analysis our customers require. We sell a wide array of seed brands from top global suppliers as well as our proprietary seed product lines under the brand names Dyna-Gro® and Proven®. Our Dyna-Gro® seed specialists license leading seed traits from major suppliers, match seed characteristics to local soil and growing conditions, and research and test these choices to ensure the best results for each grower’s area. We strive to continue to grow our seed sales and market share over the medium term.

We also have significant investments in canola and rice plant breeding programs to supply industry-leading seed products for these crops. Our canola program has laboratories in Saskatoon, Saskatchewan, and Horsham, Australia, as well as vast germplasm bank and research farms in Saskatchewan with seed marketed under the brand name Proven®. We expect to sell our proprietary rice seed products commercially starting in 2017. In total, these proprietary product lines represented 22 percent of our total seed sales in 2016 and add growth opportunity and significant margin value to our overall seed sales.

Merchandise

The merchandise product category includes fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products. It also includes the fuel and equipment businesses in Canada. Merchandise is a much larger component of our Australian and Canadian operations than our U.S. and South American Retail operations.

Services and Other

Agrium delivers value to growers and earns customer loyalty through services, such as product application, soil and leaf testing, crop scouting and precision agriculture services under our ECHELON® platform. We maintain a large fleet of application equipment and other rolling stock to ensure timely and optimal applications of both nutrients and crop protection products in a safe and effective manner for our grower customers. Our Australian operations also offer livestock marketing, as well as various insurance and real estate services.

In 2016, Agrium introduced an innovative financial services program to our grower customers. Known as Agrium Financial Services™ (AFS), it is a new lending program to provide credit for crop input purchases to our Retail customers in North America. We also made a 28.5 percent investment in ARM, which provides specialized lending backed by growers’ collateral such as crop insurance, liens on crops and Farm Services Agency (FSA) payments. The combination of these two lending platforms will provide complementary credit options for not only our existing growers but new customers, and it will help them to purchase their required crop inputs in a timely manner. This gives Agrium another avenue to strengthen and expand our customer base, increase revenue from existing customers, drive additional crop input sales and decrease our overall credit risk profile.

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Precision Agriculture: Yield-enhancing Technology and Solutions for Growers

Most cropland is not uniform in terms of soil type, nutrient level or pest pressure. The variance in soil or field conditions results in variability in yields or yield potential within a field. Precision agriculture is the practice of using the latest technology, including global positioning systems and geospatial data processing analytics, to allow growers to address this variability in a field’s yield potential and crop input needs. This technology allows growers to better match crop inputs and other farming practices to specific conditions, which helps optimize yields and returns. To obtain the greatest value from precision agriculture technology, service providers help growers analyze large amounts of information including yield maps, detailed field analyses, and soil and foliar nutrient analyses to create specific crop input recommendations that can be precisely applied at variable rates across a field. This typically includes variable-rate application of crop inputs as well as monitoring of crop, soil and yield conditions. This technology also helps growers with recordkeeping, planning and soil mapping. Targeted measurement and placement of crop inputs help maximize uptake by the plants and minimizes waste, thereby delivering significant environmental benefits. With continual improvements in research and development, including analytical capabilities, accuracy, connectivity, equipment design and data synthesis, the focus on and benefits from precision agriculture products and services are expected to continue to improve.

Agrium has been offering precision agriculture services to grower customers around the globe for more than a decade. Currently, we provide this multi-crop service offering to over 70,000 growers, have mapped more than 36 million acres across our retail footprint, and maintained over 4.8 million acres of actionable soil fertility data based on regular sampling and soil testing results. ECHELON® is our branded precision agriculture technology platform, which offers services such as soil nutrient testing, tissue sampling, yield data mapping, recordkeeping, soil fertility management, variable-rate fertilizer application and variable-rate seeding recommendations along with agronomic advice and proprietary product considerations. ECHELON® is also integrated with our Enterprise Resource Planning sales system, which provides efficiencies for our Retail operations.

With our custom-built ECHELON® platform, our goal is to provide our grower customers with the highest fidelity data-driven advice to optimize their crop production. This allows our crop consultants to better analyze and illustrate the effectiveness of new products and practices as well as our proprietary products in an unbiased environment. ECHELON® generates value for Retail primarily through direct charge services (such as soil sampling), product bundling opportunities and objective recommendations for specific products, including our extensive propriety product offering. This combination of expert agronomic advice, with the latest technological tools strengthens our relationships with existing customers and increases opportunities to bring in new growers.

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RETAIL >> KEY DEVELOPMENTS IN 2016

Operational Excellence

Agrium’s Retail business continued to drive improvement in its operations as part of our Company’s commitment to Operational Excellence. As a result, we were able to demonstrate improvements across the majority of our key metrics in 2016, despite some continued challenges in agricultural markets this year. These enhancements included focusing on improving product, service and solution offerings to our approximately half-million farm customers globally, growing our propriety product sales, optimizing our extensive distribution network, managing working capital and reducing costs – measures that we expect will continue to drive improvement in our key metrics and financial measures going forward.

●	Retail was able to improve upon many key metrics in 2016 despite weakness in the agricultural markets throughout much of the year. Focusing on continued proprietary product growth and prudent inventory management allowed us to increase our gross profit margin by two percentage points in 2016, while EBITDA grew 6 percent, excluding incremental earnings from acquisitions made in 2016.

●	Normalized comparable store sales (normalized for changes in commodity nutrient prices and foreign exchange rates) increased by 2 percent in 2016 as a result of higher sales in our International segment and the U.S., partly offset by lower sales in Canada. Our International Retail segment made further improvements in earnings in 2016 with Australian operations reaching a record $122-million in EBITDA compared to $94-million in 2015, and South America increasing EBITDA by 77 percent to $44-million. The continuing year-over-year improvement in the International segment reflects ongoing emphasis on cost control, increased proprietary product sales and improved agricultural conditions.

●	Excluding acquisitions made in 2016, Retail reduced cash selling and general and administrative expenses by approximately $70-million, which improved our cash operating coverage ratio by one percentage point compared to 2015.

●	We took action this year to further optimize our distribution network and reduce operational costs, closing over 65 retail locations during the year. These efforts tie to our “hub and spoke” strategy, where we are able to serve local customers more efficiently with a centralized regional service and distribution structure.

●	Our continued focus on working capital resulted in our average non-cash working capital to sales ratio to improve by one percentage point to 17 percent. At the end of the year, non-cash working capital was 25 percent lower than the prior year.

●	In 2016, we undertook several initiatives to reduce costs within our Loveland Products operations, which will result in annual savings of over $20-million and will further enhance our proprietary product margins.

●	All these Operational Excellence initiatives helped to improve EBITDA to sales by approximately one full percentage point to reach 9.2 percent.

●	Despite a significant additional focus on perpetuating a safety culture throughout the business, Retail experienced three fatalities during 2016. We continue to review our procedures and make every effort to meet our commitment to zero incidents in the future.

Retail metrics

	2016	2015	2014
Average non-cash working capital to sales (%)	17	18	17
Cash operating coverage ratio (%)	61	62	61
EBITDA (millions of U.S. dollars)	1,091	1,033	1,119
EBITDA to sales (%)	9	8	9
Normalized comparable store sales (a) (%)	2	(3)	(1)

(a)	In 2016, we revised our definition of normalized comparable store sales, which previously normalized for fertilizer prices, to now also include the impact of foreign exchange. We have restated our 2015 and 2014 comparative information.

Focused Growth

●	In line with our strategy of continuing to grow through accretive retail acquisitions, Agrium purchased 76 locations with over $500-million in expected annual sales and anticipated EBITDA of approximately $35-million and $45-million in 2017 and 2018, respectively. Similar types of acquisitions have historically achieved meaningful synergies by leveraging our scale and size in terms of buying power and procurement agreements, introducing proprietary products with higher margins, and delivering other operational and back-office synergies. Opportunities for valuable Retail acquisitions remain strong in the U.S. and are expected to continue to be a key focus for the Company in 2017 and beyond.

●	Retail is pursuing potential greenfield location builds in seven U.S. states in 2017 and currently has several locations under design and construction. These new builds remain an attractive investment option and Agrium will continue to review other locations for market growth and network synergies.

●

Agrium also unveiled a new financial services and risk management solutions program for existing and new grower customers in mid-2016. Seeing an opportunity to provide credit to financially strained growers and allowing them to continue with their normal annual crop input purchases, we created two lending options: standard client loans under AFS and specialized lending at higher interest rates through ARM. AFS is a formalized crop inputs loan program for existing customers that is expected to strengthen our existing grower base and sales. Agrium acquired a 28.5 percent share in ARM, and at December 31, 2016 the organization had over 450 loan originations clients and 20 locations in the southern U.S. With close proximity to numerous Retail operations, we expect to be able to

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provide services across the entire Corn Belt through ARM in 2017. This business is also expected to generate customer referrals from ARM and additional crop input sales in Retail. The higher rate loans are protected by growers’ collateral, such as crop insurance and liens on crops.

●	In 2016, Agrium committed to invest as a limited partner in Finistere Ventures Fund II (“Finistere”), a leading agricultural technology fund, focused on identifying and investing in world-class technologies through early-to-growth stage companies, specifically in the areas of plant nutrition, biologicals, seed technology, digital agriculture and novel farm systems. This forms a part of our increasing focus on innovation and technology, to continuously enhance our total-acre solutions for our grower customers.

Proprietary products – percent of total Retail sales by product

(in percentages)	2016	2015
Crop nutrients	8	7
Crop protection products	24	22
Seed	22	23
Total	15	14

●	In 2016, our proprietary product sales continued to grow on an absolute basis and on a percentage of total sales basis. The continued growth in proprietary products also supported our overall gross profit margins. Total proprietary sales increased by 7 percent relative to 2015, and proprietary crop protection sales grew by 12 percent, while proprietary seed sales remained flat from 2015. We will continue to highlight the importance and value of these products to our customers to reach more global acres and drive further organic growth across this platform.

RETAIL >> FINANCIAL RESULTS

Retail performance

(millions of U.S. dollars, except as noted)	2016	2015
Sales	11,766	12,199
Cost of product sold	8,980	9,471

Gross profit	2,786	2,728

Expenses
Selling	1,899	1,902
General and administrative	102	112
Earnings from associates and joint ventures	(6)	(5)
Other income	(26)	(60)

EBIT	817	779

EBITDA	1,091	1,033
EBITDA to sales (%)	9	8
Selling expense to sales (%)	16	16
Cash operating coverage ratio (%)	61	62
Comparable store sales (%)	(5)	(7)
Normalized comparable store sales (%)	2	(3)
Average non-cash working capital to sales (%)	17	18
Non-cash working capital	1,528	2,044

●	As a result of significantly lower crop nutrient prices in 2016, Retail total sales were down year-over-year. The reduction in sales was offset by lower cost of product sold, leading to slightly higher gross profit in 2016. The improvement in gross profit and EBITDA were supported by cost reduction initiatives and a higher-margin product mix in 2016.

●	North American Retail earnings were up slightly from 2015 levels. However, good growing conditions, lower crop prices and a lack of pest pressure during the summer growing period in the U.S. adversely impacted demand for crop protection products in the third quarter of 2016. Canadian operations were also impacted by an early winter, reducing nutrient applications in that region in the second half of the year.

●	International Retail segment reported a further improvement in EBITDA in 2016, partly due to good growing conditions in Australia and South America and an improved political environment in Argentina. Australia reported a record annual EBITDA in 2016.

●	Excluding earnings from acquisitions made in 2016, Retail reported EBITDA growth of 6 percent over 2015. EBITDA to sales also increased by one percentage point, supported by cost saving measures and higher-margin proprietary product growth.

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RETAIL >> EXPENSES

●	Retail selling expenses in 2016 and selling expenses as a percentage of sales both stayed relatively consistent with 2015 levels. Retail also reduced general and administrative costs by $10-million. Cash selling and general and administrative expenses were approximately $70-million lower than 2015 after adjusting for acquisitions made during 2016. The reduction in costs was largely a result of Operational Excellence initiatives on cost control, including optimization of our distribution network.

●	Our cash operating coverage ratio improved by one percentage point this year as a result of the reduction in total selling and general and administrative costs and higher gross profit in 2016.

●	Depreciation and amortization increased to $274-million in 2016 from $254-million in 2015 due to ongoing sustaining capital expenditures at existing facilities as well as additional property, equipment and intangibles associated with acquisitions made in recent years.

RETAIL >> PRODUCT LINE PERFORMANCE

Product line performance

	Sales		Gross profit		Gross profit (%)
(millions of U.S. dollars, except as noted)	2016	2015	2016	2015	2016	2015
Crop nutrients	4,310	4,944	832	847	19	17
Crop protection products	4,684	4,543	1,114	1,067	24	23
Seed	1,462	1,425	297	284	20	20
Merchandise	621	638	103	99	17	16
Services and other	689	649	440	431	64	66

Total	11,766	12,199	2,786	2,728	24	22

Crop Nutrients: Financial Results

●	Our crop nutrient sales decreased in 2016 due to significantly lower global nutrient prices compared to 2015. Total nutrient sales volumes were higher this year at 9.9 million tonnes compared to 9.6 million tonnes in 2015. The increase in volumes was due to stronger sales in our International segment and higher tonnes in the U.S. resulting from acquisitions made during the year. In Canada, a significant acreage shift towards pulse crops (which require no nitrogen) and adverse weather conditions reduced ammonia sales volumes during the fall application season.

●	Gross profit decreased in 2016 as the increase in sales volumes was not sufficient to offset the impact of significantly lower fertilizer benchmark prices on gross profit per tonne. Our realized sales price per tonne declined by $83 in 2016; however, we were able to maintain gross profit per tonne, which dropped by only $5 per tonne.

●	Sales of our proprietary crop nutrient products were slightly higher than 2015 levels and increased as a percentage of total crop nutrient sales by one percentage point to 8 percent. This product line helped support Agrium’s overall crop nutrient margins again in 2016, and we remain focused on growing volumes of this high value-added product line.

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Crop Protection Products: Financial Results

●	Our crop protection product line reported a record gross profit and gross profit as a percentage of sales in 2016. This was due to both stronger proprietary product sales again this year and higher International sales, despite weakness in U.S. demand for fungicides and insecticides this summer due to a combination of low pest pressure and low grain prices.

●	Favorable growing conditions and an improved political environment in Argentina heightened demand for crop protection products in our International and Canadian Retail operations in 2016.

●	Our proprietary crop protection products accounted for 24 percent of our total crop protection product sales, compared to approximately 22 percent in 2015. Sales growth for our proprietary crop protection products rose 12 percent over last year and continued to represent the largest portion of our total proprietary product offering, primarily under the Loveland Products® brand.

Seed: Financial Results

●	Seed sales increased 3 percent in 2016, driven primarily by higher total acres planted in the U.S. and stronger sales in our International segment. Results were also supported by a shift in the U.S. in 2016 to more corn and cotton acres, which have higher margins than other row crops. Strong volumes of our proprietary seed sales and increased sales of treated seeds also supported seed margins. As a result, seed gross profit increased by $13-million in 2016. Gross profit as a percentage of sales was flat compared to 2015.

●	In 2016, Agrium’s proprietary seed sales were flat compared to 2015 levels. Sales of proprietary seeds as a percentage of total seed sales decreased slightly to 22 percent in 2016 from 23 percent in 2015. In the U.S., our Dyna-Gro® brand increased sales by 4 percent, in line with an increase in overall U.S. corn acreage in 2016. Total sales for this product group were impacted partially by a decline in our Proven® proprietary canola seed this year as a result of the significant shift by Canadian growers out of canola and cereals and into pulse crops.

Merchandise: Financial Results

●	Merchandise sales decreased by 3 percent in 2016 due primarily to lower fuel prices in our Canadian fuel business.

●	Merchandise gross profit increased by $4-million or 4 percent in 2016, while gross profit as a percentage of sales increased by one percentage point in 2016. The higher margins this year reflect a higher proportion of sales in our higher-margin ag-equipment business compared to our lower-margin fuel business.

AGRIUM ANNUAL REPORT 2016  |  19

Services and Other: Financial Results

●	Sales of services and other were up 6 percent in 2016 – a result of stronger demand for application and other services in the U.S. during the fall application season and in our International Retail segment, where the stronger demand was related to increased livestock marketing in Australia.

●	Gross profit was up $9-million this year, while gross profit as a percentage of sales decreased by 2 percent to 64 percent in 2016.

●	Financial results for our newly formed financial services segment were not material in 2016, although we anticipate these to increase over time.

Regional performance

	2016		2015
(millions of U.S. dollars, except as noted)	North America	International	North America	International
Sales	9,608	2,158	10,124	2,075
Cost of product sold	7,306	1,674	7,826	1,645

Gross profit	2,302	484	2,298	430
Gross profit (%)	24	22	23	21

Expenses
Selling	1,555	344	1,571	331
General and administrative	72	30	79	33
Earnings from associates and joint ventures	(4)	(2)	(3)	(2)
Other expense (income)	3	(29)	(35)	(25)

EBIT	676	141	686	93
EBITDA	925	166	915	118

●	On a regional basis, we demonstrated improvement in EBITDA across all our key countries and regions. Lower global fertilizer prices led to a decline in North America Retail sales in 2016. However, EBITDA increased due to Operational Excellence initiatives, including proprietary product growth and acquisitions made in 2016. Canada experienced a weather-delayed harvest in the second half of 2016, which negatively impacted ammonia application and services.

●	International Retail demonstrated improvement in earnings across all product lines as a result of favorable growing conditions, Operational Excellence results and increased proprietary product sales in both Australia and South America as well as an improved political environment in Argentina. Australia achieved record EBITDA of $122-million in 2016.

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RETAIL >> QUARTERLY RESULTS

●	Our Retail business is seasonal. The most important quarter is the second quarter, which includes the spring application and planting season in North America and the early fall application season that precedes the winter wheat seeding season in Australia.

●	The U.S. experienced an early spring in 2016, which pulled some nutrient volumes and applications into the first quarter. Western Canada’s first half nutrient volumes were lower than the previous year due to higher pulse crop acreage.

●	The third and fourth quarters of 2016 saw a normal fall nutrient application for the U.S. but weak demand for crop protection products, particularly fungicides, in the third quarter due to lower-than-normal pest pressure and lower crop prices. Western Canada experienced wet weather during the 2016 harvest season and an early winter, impacting nutrient applications that we expect will be largely made up for in the spring of 2017.

Retail quarterly results

	2016				2015
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – North America	1,344	1,406	5,049	1,809	1,340	1,587	5,421	1,776
Sales – International	484	451	742	481	425	424	739	487

Total sales	1,828	1,857	5,791	2,290	1,765	2,011	6,160	2,263
Cost of product sold	1,205	1,375	4,512	1,888	1,166	1,517	4,896	1,892

Gross profit	623	482	1,279	402	599	494	1,264	371
Gross profit (%)	34	26	22	18	34	25	21	16

Gross profit by product
Crop nutrients	147	118	433	134	154	113	454	126
Crop protection products	296	226	471	121	268	234	457	108
Seed	43	22	181	51	54	26	164	40
Merchandise	27	29	28	19	27	25	27	20
Services and other	110	87	166	77	96	96	162	77

EBIT	134	30	676	(23)	133	64	647	(65)
EBITDA	202	101	744	44	199	129	713	(8)

Total Retail	2016				2015
(in percentages)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
Average non-cash working capital to sales (a)	17	18	18	18	18	18	18	18
Cash operating coverage ratio (a)	61	61	60	61	62	63	64	62
EBITDA to sales (a)	9	9	9	9	8	8	8	8
Comparable store sales (b)	(5)		(5)		(7)		(4)
Normalized comparable store sales (b)	2		2		(3)		(1)
Retail – North America (a)	2016				2015
(in percentages)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
EBITDA to sales	10	10	10	9	9	9	9	9

(a)	These measures are based on rolling four quarters ended.
(b)	These measures are based on six months ended for June 30 results and 12 months ended for December 31 results.

AGRIUM ANNUAL REPORT 2016  |  21

Wholesale Overview and 2016 Results

Agrium’s Wholesale business unit produces and markets all three major crop nutrients, which are essential for farmers to optimize crop yields and quality. With a combined global production capacity of approximately 11 million product tonnes and significant competitive advantages across our product lines, we are one of the largest manufacturers of fertilizer in the world. We strive to produce, distribute and use these products as efficiently, safely and sustainably as possible for the benefit of our customers and other stakeholders and to make a significant contribution to improving the security of the world’s food supply. Wholesale completed construction of a 610,000-tonne urea plant at our Borger, Texas, facility in late 2016 and continues to ramp up production at our potash mine following the expansion project completed in 2015.

Our Wholesale operations include nine nitrogen, one potash and two phosphate production facilities and four other facilities across North America. We also have significant equity interests in nitrogen facilities in Argentina and Egypt. In total, our nitrogen capacity is almost six million product tonnes, our potash capacity is three million tonnes and our phosphate capacity is over one million tonnes. We also have over one million tonnes of capacity for upgrading and production of other nutrients such as Environmentally Smart Nitrogen (ESN®) and ammonium sulfate. One key Wholesale advantage is that the majority of our production and distribution capability is located close to our end-markets, allowing us to benefit from lower freight costs and, hence, higher margins.

Additional benefits stem from Agrium’s position as the largest agricultural retail distribution business in North America, allowing us to realize meaningful logistical and utilization synergies. Our nitrogen facilities have access to some of the lowest cost natural gas globally due to their locations in Alberta, Canada and the U.S. Our potash reserves in Saskatchewan, Canada, represent some of the highest quality and lowest cost reserves in the world. For our phosphate products, we benefit from an in-market transportation advantage and a competitive cost position in sulfur and ammonia, which is partly offset by slightly higher rock costs.

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PRODUCTS AND SERVICES

Growers use the following three critical crop nutrients to help restore soil nutrient balance and enhance crop yields and quality.

NITROGEN		POTASH		PHOSPHATE

Role of nutrient

Improves crop growth, yield and protein levels		Regulates plant growth processes and helps protect crops from drought and disease		Stimulates root development and flowering and encourages early crop development

Our products

Ammonia, urea, urea ammonium nitrate (UAN) solutions, ammonium nitrate		Muriate of potash (MOP or “potash”)		Monoammonium phosphate (MAP), superphosphoric acid (SPA) products

Our advantages

●	Overall low North American natural gas prices and a further Western Canadian AECO gas advantage relative to NYMEX	●	World-scale, high-quality and low-cost advantage	●	Competitive cost position for sulfur and ammonia
●	Facilities located near key end-markets in the Americas and Europe	●	High historical operating rate due to integration with Retail and a balanced geographic sales mix	●	In-market freight advantage
				●	Integrated Conda rock supply
●	Retail distribution network in Western Canada and Northern Plains allowing product to be placed in higher netback markets	●	Capacity expansion drives lower cost of manufacturing	●	Retail distribution network in Western Canada and Northern Plains allowing product to be placed in higher netback markets
		●	Partner in a major international marketing and logistics company (Canpotex)

AGRIUM ANNUAL REPORT 2016  |  23

Nitrogen [N] Products

Nitrogen – the most important crop nutrient in terms of global use and trade – represents approximately 60 percent of the total volume of crop nutrients used globally. It is also the crop nutrient for which reduced application rates within a growing season are most likely to immediately and adversely impact yield for most crops. For Agrium, nitrogen is the most important nutrient in terms of capacity, production and sales. It represents close to 60 percent of our nutrient capacity. Natural gas is the primary input for producing ammonia – the base for virtually all nitrogen products. Ammonia can be applied directly as a fertilizer or upgraded to products such as urea, UAN solutions and ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint venture interest in Profertil S.A. (“Profertil”), which owns a South American nitrogen facility. We also own four facilities in North America that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.2 million tonnes. Agrium also has a 26 percent equity ownership position in Misr Fertilizers Production Company S.A.E. (“MOPCO”), which has a total annual production capacity of approximately two million tonnes of urea (of which over 500,000 tonnes are attributable to Agrium through our equity position). This puts our global nitrogen capacity at approximately 5.7 million tonnes, placing Agrium among the world’s top five publicly traded nitrogen producers.

Our extensive North American nitrogen facilities benefit from the development of long-term, low-cost, non-conventional (shale) natural gas, which has positioned North America – and Alberta in particular – among the lowest-cost gas and nitrogen producing regions in the world. Most of our facilities are located in Alberta, which has historically enjoyed a significant natural gas price discount relative to NYMEX. Furthermore, Agrium’s numerous production facilities and ability to leverage our extensive North American Retail distribution operations to optimize operating rates and margins by placing greater tonnes through these distribution channels are key competitive advantages. Much of our nitrogen and phosphate product volumes are supplied to our core markets in Western Canada and the U.S. Pacific Northwest, where we obtain more attractive netbacks due to logistical efficiencies. Profertil’s nitrogen facility benefits from similar in-market advantages related to its position in Argentina’s large domestic fertilizer market. The MOPCO Egyptian facility benefits from its proximity to tidewater for international exports.

In 2016, approximately 77 percent of our North American nitrogen sales were directed to agricultural markets, with the remaining 23 percent sold to industrial customers. Agricultural customer demand is seasonal, while industrial demand is more evenly distributed throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of sales to industrial customers compared to sales to the generally higher-return agricultural markets. A high proportion of our industrial ammonia sales are priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. Industrial ammonia sales volumes were approximately 476,000 tonnes in 2016, compared to 513,000 tonnes in 2015. The startup of the new urea facility at Borger is expected to further expand our urea industrial sales in 2017, as up to 100,000 tonnes of the new urea production can be converted to liquid diesel exhaust fluid (DEF) and sold into the diesel emission fuel-grade urea market. DEF is used to reduce smog-related nitrogen oxide emissions in diesel vehicles.

Potash [K] Products

Global potash deposits are highly concentrated in only a few specific regions of the globe. The world’s largest known potash deposits are located in Saskatchewan, Canada; and accounted for approximately 35 percent of the global potash trade in 2016. Agrium produces potash at our facility in Vanscoy, Saskatchewan, and exports international sales through our interest in Canpotex – an industry association owned by the three major Canadian potash producers and tasked with marketing potash sold outside of Canada and the U.S. Our share of Canpotex total sales was 10.3 percent in 2016 and averaged 7.3 percent in 2015. The increase resulted from the completion of Agrium’s one million tonne capacity expansion and the Canpotex proving run in 2015.

Phosphate [P] Products

Together, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate-based fertilizer products annually. At our facility in Conda, Idaho, we produce MAP, SPA and merchant grade phosphoric acid (MGA) products, which are sold primarily in the Northwestern U.S. Our Redwater, Alberta, facility – the only phosphate production site in Canada – produces MAP primarily for distribution in Western Canada.

Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Our Conda, Idaho, facility obtains rock from our associated mines in the region. Recently, a new open pit phosphate mine in the Rasmussen Valley area near our Conda operations has been approved by the U.S. government’s Bureau of Land Management. There were no further updates to the Rasmussen Valley reserve estimate, therefore the final 2014 estimate of 10.1 million tonnes remains in place. Our Redwater, Alberta, facility sources rock primarily from a supply agreement with OCP S.A. (“OCP”). This agreement covers rock supply through 2018, with purchase prices based on a formula derived from the global price of finished phosphate products. The agreement enables Agrium to continue to benefit from our Redwater phosphate facility’s competitive local sulfur and integrated ammonia cost positions as well as our in-market logistical advantage in Western Canada.

Our Conda facility has major advantages from sourcing sulfur and sulfuric acid domestically while obtaining the majority of its ammonia from our Alberta nitrogen facilities at production cost plus freight expenses. An additional competitive strength is our transportation cost advantage for local customers in Western Canada and the Western U.S. relative to the major phosphate producers based in Florida.

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WHOLESALE GLOBAL OPERATIONS — NORTH AMERICA, ARGENTINA, EUROPE AND EGYPT

AGRIUM ANNUAL REPORT 2016  |  25

Ammonium sulfate, Environmentally Smart Nitrogen (ESN®) and Other Wholesale products

Our Other Wholesale products primarily comprise ammonium sulfate products produced in Western Canada, ESN® and product purchased for resale. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective methods of supplying sulfur to soils in an immediately available form. Agrium produces ammonium sulfate at our Redwater facility, where we have competitive advantages from in-market selling price premiums and logistical advantages as well as lower-priced sulfur, which is a byproduct from the oil and gas industry. ESN® is a leading controlled-release nitrogen fertilizer product providing growers with significant economic and environmental benefits. This patented coated-fertilizer product allows for more efficient delivery of the nitrogen to the plant while it grows based on soil moisture and temperature characteristics. By delivering nitrogen when the plant needs it most, this advanced product can significantly reduce the risk of nitrogen loss to the air and water. Agrium operates two facilities that upgrade urea to ESN® – one in Western Canada and one in the Southern U.S.

Our Rainbow® Plant Food (“Rainbow”) operations manufacture compound nitrogen, phosphate and potash (NPK) products in the Southeastern U.S. The Rainbow product line offers homogeneous distribution of NPK products, with a specific combination of nutrients and additional micronutrients contained in each granule.

In addition to selling our manufactured products, our Wholesale business unit purchases crop nutrient products from other suppliers for resale to customers primarily in Europe. This product purchased for resale business enables us to leverage our distribution and marketing network beyond what is possible through the sale of our manufactured products alone.

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Wholesale Distribution and Storage

Wholesale has an extensive transportation, storage and warehousing network to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our global distribution and storage capacity amounts to approximately 2.2 million tonnes. This is in addition to the extensive distribution and warehousing available through our Retail business and, in some cases, warehousing facilities shared between the business units. We have more than 5,200 railcars under long-term operating leases. We also use barges, pipelines and ocean vessels to transport our products. Agrium Europe owns and leases approximately 215,000 tonnes of dry and liquid storage capacity at both port and inland sites.

2016 Wholesale capacity, production and sales

(thousands of metric product tonnes)	Capacity (a)	Production (a)(b)	Sales (c)
Nitrogen volumes
North America
Canada	3,459	2,879	1,862
U.S.	1,090	772	1,740

Total nitrogen	4,549	3,651	3,602

Potash volumes (f)
North America
Canada	3,024	2,171	164
U.S.			1,023
International			1,052

Total potash	3,024	2,171	2,239

Phosphate volumes
North America
Canada	660	637	606
U.S.	510	520	502

Total phosphate	1,170	1,157	1,106

Ammonium sulfate, ESN® and other volumes
North America
Canada	546	533	521
U.S.	559	411	514

Total ammonium sulfate, ESN® and other	1,105	944	1,035

Total produced product	9,848	7,923	7,982

Product purchased for resale volumes (d)
North America
U.S.			121
International			624

Total product purchased for resale			745

Total Wholesale	9,848	7,923	8,727

Wholesale equity accounted joint ventures:
International nitrogen (e)	687	587	669

(a)	SPA and MGA are reported at 100 percent nutrient basis.
(b)	Production, net of transfers, except where noted.
(c)	Sales represent country of sales destination, not country of production.
(d)	Product purchased for resale includes sales of all the major crop nutrient products.
(e)	Primarily represents our 50 percent joint venture interest in the capacity of Profertil, which is accounted for using the equity method.
(f)	Potash is reported at gross (40 tonnes of product was consumed at Rainbow facilities).

AGRIUM ANNUAL REPORT 2016  |  27

WHOLESALE >> KEY DEVELOPMENTS

●	In 2016, Wholesale successfully executed on its Operational Excellence objectives including completion of its major growth projects. We successfully completed construction of our Borger urea facility as planned and continued the ramp-up of production at our recently expanded Vanscoy potash facility. We also made great strides in reducing fixed costs across the business unit while continuing to improve the reliability, operating rates, and safety and environmental measures of our facilities.

Operational Excellence

●	In 2016, Wholesale achieved a total of $66-million in cost savings – largely the result of a fixed cost review that commenced in mid-2016. This involved a systematic review of all costs at each facility and the baseline requirements of the business. This evaluation is ongoing and was expanded to cover manpower costs in late 2016.

●	Continuing to optimize our capacity utilization rate at our production facilities was another major focus in 2016. We achieved 95 percent capacity utilization for ammonia production and 96 percent for phosphoric acid in 2016 – a one to two percentage point improvement over 2015 levels for both product categories. However, for potash and, to a lesser extent, ammonia, we were below our 2016 target levels.

●	Wholesale implemented further environmental, health and safety processes through our Commitment to Zero program in 2016; however, we regretfully experienced two fatalities at our production operations. We are committed to achieving an incident-free workplace and have taken numerous further steps and process reviews to create and perpetuate a much stronger culture of safety.

Focused Growth

●	The Vanscoy potash expansion project was completed in 2014, with the facility expected to reach full operating production potential in 2017. Our focus in 2016 was the continued ramp-up of production at the facility, with target production for 2016 of approximately 80 percent of nameplate capacity, or approximately 2.4 million tonnes. Our actual production was 2.2 million tonnes in 2016, with production impacted by a turnaround to address certain post-expansion deficiencies. We expect to further ramp up capacity utilization rates at the facility in 2017.

●	Cash cost of product manufactured per tonne continued to decrease at the Vanscoy facility as we ramped up additional production and benefited from the weakening Canadian dollar. We expect to see further reductions in the cash cost of product manufactured per tonne as the facility moves closer to full production levels.

●	The construction of the 610,000-tonne urea plant at our Borger facility was successfully completed at the end of 2016. Commissioning of the plant has started, with production expected in the first quarter of 2017. The construction was completed on time and on budget, as per the revised project scope announced in mid-2015.

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WHOLESALE >> FINANCIAL RESULTS

Wholesale performance

(millions of U.S. dollars)	2016	2015
Sales	2,706	3,602
Cost of product sold	2,134	2,421

Gross profit	572	1,181

Expenses
Selling	32	36
General and administrative	30	39
(Earnings) loss from associates and joint ventures	(61)	10
Other expenses	62	23

EBIT	509	1,073

EBITDA	751	1,284

Wholesale gross profit in 2016 was lower than the previous year due to the significant decline in global nutrient prices this year. The resulting decline in sales was partly offset by a reduction in our cost of production across all nutrients and higher potash sales volumes this year.

●	Cost of product sold was lower compared to 2015 due to lower natural gas and other input costs, improved operating rates and efficiencies at our nitrogen and phosphate facilities, and the further weakening of the Canadian dollar.

●	Total Wholesale expenses in 2016 were lower than in 2015, with selling and general and administrative costs benefiting from the fixed cost review we conducted in 2016. We realized higher earnings from associates and joint ventures in 2016, which pertain to our interests in the nitrogen facilities in Egypt and Argentina and are accounted for in expenses. Our 26 percent interest in MOPCO reported $35-million, net of tax, in equity earnings in 2016 compared to a $5-million equity loss in 2015. The improvement in earnings was primarily a result of the Egyptian pound devaluation in the fourth quarter of 2016, and partly due to higher production from the expanded facilities. Our 50 percent interest in Profertil reported a $26-million equity gain in 2016 compared to a $5-million equity loss in 2015 due to improved economic conditions in Argentina and $21-million reversal of a gas tariff provision.

●	Other expenses were higher in 2016, due to the benefit of the recognized gains of $55-million in 2015 that resulted from the sale of our West Sacramento and non-core Purchase for Resale terminals.

AGRIUM ANNUAL REPORT 2016  |  29

NITROGEN >> FINANCIAL RESULTS

Nitrogen performance

	2016			2015
(millions of U.S. dollars, except as noted)	Consolidated	Equity accounted joint ventures	Total (a)	Consolidated	Equity accounted joint ventures	Total (a)
Sales	1,144	196	1,340	1,530	194	1,724
Cost of product sold	757	164	921	801	178	979

Gross profit	387	32	419	729	16	745

(a)	Wholesale measures including share of joint ventures.

Nitrogen performance

	2016				2015
	Ammonia	Urea	Other	Total	Ammonia	Urea	Other	Total
Tonnes sold (‘000)	1,165	1,620	817	3,602	1,209	1,583	864	3,656
Selling price per tonne (U.S. dollars)	402	294	244	318	530	395	305	418
Cost of product sold per tonne (U.S. dollars)				211				219
Margin per tonne (U.S. dollars)				107				199
Tonnes produced (a) (‘000)	2,720	1,895			2,653	1,780
Cash COPM per tonne (U.S. dollars)	130	113			145	134
Capacity utilization (b) (%) (2016 Target: 98%)	95				94

(a)	Gross production, before transfers.
(b)	Excludes results from Joffre nitrogen facility. As of January 1, 2016, ammonia capacity has been adjusted for normal outages and planned maintenance, with prior period comparative figures restated.

Nitrogen gross profit

●	Nitrogen gross profit decreased by 47 percent in 2016 due to significantly lower realized selling prices, which were only partially offset by lower cost of product sold.

Nitrogen sales volumes and operating rates

●	Our nitrogen product category primarily consists of urea, ammonia, UAN and industrial-grade ammonium nitrate. Urea is the highest volume nitrogen product sold globally and accounted for 45 percent of Agrium’s nitrogen sales in 2016.

●	Agrium improved its nitrogen operating rates in 2016, with ammonia capacity utilization of 95 percent in 2016 compared to 94 percent in 2015. The improvement reflects our continued focus on reliability of the plants and steps we have taken to increase operational performance. However, the 2016 rate was still below our target of 98 percent capacity utilization.

Nitrogen prices

●	The 24 percent decrease in average realized nitrogen selling price per tonne reflects lower benchmark nitrogen prices throughout 2016. Benchmark prices for international urea and North American ammonia and UAN solutions were down between 25 and 40 percent in 2016 compared to 2015.

Nitrogen product and gas cost

●	The decrease in cost of product sold was due to lower average natural gas costs in 2016 as well as our focus on cost reduction and the further weakening of the Canadian dollar during the year. Our average natural gas costs declined by 15 percent in 2016 compared to 2015.

●	Production asset depreciation and amortization expense of $22 per tonne in 2016 (compared to $19 per tonne in 2015) is included in cost of product sold.

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●	In February 2017 we entered into additional natural gas hedge positions for the next three years under our existing long-term hedge program. As a result, we have hedged approximately 67 percent of our expected North American natural gas needs for 2017 at an average cost of approximately $2.50 per MMBtu. This includes our industrial business, which accounts for approximately 20 percent of our total nitrogen sales and, because it is largely on a cost-plus contract, is not at risk of gas price fluctuations.

●	For 2018 and 2019 we have hedged approximately 36 percent and 25 percent, respectively, of expected natural gas requirements at approximately $2.60 per MMBtu and $2.00 per MMBtu (excluding the industrial business).

Natural gas prices: North American indices and North American Agrium prices

(U.S. dollars per MMBtu)	2016	2015
NYMEX	2.44	2.67
AECO	1.57	2.18

Basis	0.87	0.49

Wholesale
Overall gas cost excluding realized derivative impact	1.87	2.36
Realized derivative impact	0.29	0.18
Overall gas cost (a)	2.16	2.54

(a)	Weighted average gas price of all gas purchases, excluding our 50 percent share of the Profertil facility.

Natural Gas Use

		U.S.	International
(Billion Cubic Feet (“BCF”))	Western Canada	(Borger, Texas)	(Profertil)	Potash and other	Total
2016	89	16	15	2	122
2015	84	19	14	1	118

POTASH >> FINANCIAL RESULTS

Potash performance

	2016			2015
	North			North
(millions of U.S. dollars, except as noted)	America	International	Total	America	International	Total
Sales	257	162	419	374	141	515
Cost of product sold			367			335

Gross profit			52			180

Tonnes sold (‘000)	1,187	1,052	2,239	1,133	601	1,734
Selling price per tonne	217	154	187	330	235	297
Cost of product sold per tonne			164			193
Margin per tonne			23			104
Tonnes produced (‘000)			2,171			1,967
Cash COPM per tonne			79			96
Capacity utilization (2016 Target: 100%)			88			94

AGRIUM ANNUAL REPORT 2016  |  31

Potash gross profit

●	A considerable weakening in global potash benchmark prices in 2016 led to the decrease in potash gross profit though this was more than offset by lower production costs and higher production and sales volumes in 2016.

Potash sales volumes and operating rates

●	We continued to ramp up our expanded capacity at the Vanscoy facility in 2016, reaching 2.2 million tonnes of production compared to 2.0 million tonnes in 2015, while sales volumes of potash were up 29 percent in 2016. We achieved 88 percent capacity utilization (measured against our planned production) for the Vanscoy facility in 2016, which was lower than our planned target partly due to additional downtime we took to address deficiencies in the expansion of the facility.

Potash prices

●	North American and international benchmark potash prices continued to decline in 2016 as a result of competitive supply and demand fundamentals in the first half of the year. Global inventory levels were relatively high in the first half of 2016, particularly in China, which led to a delay in Chinese buyers signing annual supply agreements. This caused uncertainty in the global markets and resulted in other buyers delaying purchases until there was clearer price discovery in Chinese markets.

●	Benchmark prices in the U.S. Corn Belt trended lower throughout the first half of 2016, averaging $261 per tonne in 2016 compared to $399 per tonne in 2015 and ending 2016 at $281 per tonne. This directly impacted our realized selling price per tonne on domestic volumes.

●	Our international prices are referenced at the mine site, thereby excluding transportation and distribution costs, while our North American sales are referenced at delivered prices and include transportation and distribution costs.

Potash product cost

●	The total cost of product sold for potash increased due to higher sales volumes during the year. However, the cost of product sold per tonne decreased due to fixed costs being distributed over greater production volumes and the impact of the lower value of the Canadian dollar against the U.S. dollar. Our production costs are reported as a weighted average of domestic and international sale volumes. A shift in relative weighting between these two end-markets can impact our reported average per tonne costs due to the inclusion of freight in the North American cost of goods sold. In 2016, 53 percent of our sales volumes were sold in the domestic market compared to 65 percent in 2015, which also contributed to lower overall cost of product sold per tonne.

●	Cash cost of product manufactured per tonne excludes depreciation, amortization and freight, and costs are divided by total production tonnes rather than sales tonnes. In 2016, this measure decreased by 18 percent compared to 2015, reflecting improved efficiency at our Vanscoy facility and fixed costs being spread over greater volumes.

●	Production asset depreciation and amortization expense was $44 per tonne in 2016 (compared to $42 per tonne in 2015) and is included in cost of product sold.

32  |  ANNUAL REPORT 2016 AGRIUM

PHOSPHATE >> FINANCIAL RESULTS

Phosphate

(millions of U.S. dollars, except as noted)	2016	2015
Sales	567	741
Cost of product sold	523	599

Gross profit	44	142

Tonnes sold (‘000)	1,106	1,166
Selling price per tonne	512	635
Cost of product sold per tonne	472	513
Margin per tonne	40	122
Phosphoric acid capacity utilization (%) (2016 Target: 96%)	96	94

Phosphate gross profit

●	The decrease in phosphate gross profit in 2016 is due to a combination of substantially lower realized prices, and a slight decrease in sales volumes.

Phosphate sales volumes and operating rates

●	We achieved strong operating rates at our Redwater and Conda facilities in 2016 – 91 percent and 101 percent, respectively. However, a slight reduction in demand led to sales volumes being 5 percent lower than in 2015.

Phosphate prices

●	Our realized phosphate price represents a blend of phosphate products, with approximately 82 percent of our sales volumes in 2016 consisting of MAP and the remainder being higher-value SPA and MGA.

●	The decrease in phosphate selling price was due to the decline in global benchmark pricing, which was reflected in our local market selling prices.

Phosphate product cost

●	Total cost of product sold decreased 13 percent due to the impact of lower costs for inputs such as phosphate rock, sulfur and ammonia, the weaker Canadian dollar lowering production costs at our Redwater facility, and lower fixed costs at both Redwater and Conda facilities. Cost of product sold per tonne declined by 8 percent compared to 2015 for similar reasons.

●	Production asset depreciation and amortization expense of $50 per tonne in 2016 (compared to $43 per tonne in 2015) is included in the cost of product sold.

AGRIUM ANNUAL REPORT 2016  |  33

ESN®, AMMONIUM SULFATE AND OTHER WHOLESALE PRODUCTS >> FINANCIAL RESULTS

Wholesale Other

(millions of U.S. dollars, except as noted)	2016	2015
Sales	576	816
Cost of product sold	487	686

Gross profit	89	130

Tonnes sold (‘000)
Product purchased for resale	745	1,089
Ammonium sulfate	341	336
ESN®	403	353
Other	291	303
Selling price per tonne
Product purchased for resale	288	366
Ammonium sulfate	268	330
Cost of product sold per tonne
Product purchased for resale	283	356
Ammonium sulfate	122	140
Margin per tonne
Product purchased for resale	5	10
Ammonium sulfate	146	190

●	Ammonium sulfate, ESN® and other gross profit decreased due to lower benchmark nutrient prices. Lower sales were partially offset by lower cost of product sold due to lower urea input costs and a weaker Canadian dollar.

●	ESN® achieved slightly higher sales volumes due to increased market demand for this controlled-release nitrogen product and higher product availability during the year.

●	Ammonium sulfate margin per tonne decreased due to lower selling prices that were only partially offset by lower manufacturing costs.

●	Sales volume for product purchased for resale declined as we continue to scale back this lower-margin business.

WHOLESALE >> QUARTERLY RESULTS

The agricultural sector is the primary market for our Wholesale business unit. As a result, the timing of sales fluctuates based on seasonal factors. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBITDA perspective. The fourth quarter is also important in terms of sales volumes and EBITDA, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the northern hemisphere winter months.

34  |  ANNUAL REPORT 2016 AGRIUM

Wholesale quarterly performance

	2016				2015
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	464	396	635	447	649	518	848	612
Sales – inter-segment	193	122	247	202	239	155	326	255

Total sales	657	518	882	649	888	673	1,174	867
Cost of product sold	523	434	681	496	568	455	765	633

Gross profit	134	84	201	153	320	218	409	234
Gross profit (%)	20	16	23	24	36	32	35	27

Nitrogen
Sales	285	215	394	250	367	295	553	315
Cost of product sold	200	156	246	155	181	165	283	172

Gross profit	85	59	148	95	186	130	270	143
Tonnes sold (‘000)	954	739	1,168	741	912	760	1,223	761
Selling price (per tonne)	298	291	337	338	403	388	451	414
Cost of product sold (per tonne)	209	212	210	209	199	217	231	226
Margin (per tonne)	89	79	127	129	204	171	220	188

Potash
Sales	105	88	135	91	175	107	166	67
Cost of product sold	84	87	119	77	112	65	98	60

Gross profit	21	1	16	14	63	42	68	7
Tonnes sold (‘000)	590	496	697	456	656	384	509	185
Selling price (per tonne)	179	178	194	199	267	279	327	361
Cost of product sold (per tonne)	143	175	172	168	171	171	193	324
Margin (per tonne)	36	3	22	31	96	108	134	37
Phosphate
Sales	144	133	160	130	199	169	192	181
Cost of product sold	136	122	155	110	162	138	163	136

Gross profit	8	11	5	20	37	31	29	45
Tonnes sold (‘000)	303	278	305	220	325	269	290	282
Selling price (per tonne)	475	478	526	589	610	629	665	639
Cost of product sold (per tonne)	449	439	508	499	495	514	563	481
Margin (per tonne)	26	39	18	90	115	115	102	158

Ammonium sulfate, ESN® and other
Sales	86	53	141	81	94	53	159	112
Cost of product sold	66	40	108	62	61	40	118	80

Gross profit	20	13	33	19	33	13	41	32
Tonnes sold (‘000)	277	172	374	212	251	143	340	258

Product purchased for resale
Sales	37	29	52	97	53	49	104	192
Cost of product sold	37	29	53	92	52	47	103	185

Gross profit	—	—	(1)	5	1	2	1	7
Tonnes sold (‘000)	149	107	192	297	148	111	282	548
Selling price (per tonne)	243	274	272	326	362	444	369	349
Cost of product sold (per tonne)	248	268	277	310	356	424	367	336
Margin (per tonne)	(5)	6	(5)	16	6	20	2	13

EBIT	149	61	180	119	287	174	380	232
EBITDA	216	118	254	163	352	221	429	282

AGRIUM ANNUAL REPORT 2016  |  35

OTHER NON-OPERATING SEGMENT 2016 RESULTS

“Other” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Other is also used to eliminate purchase and sale transactions between our Retail and Wholesale business units so each business unit can be evaluated independently.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters in Calgary, Alberta, share-based payments, and other expenses such as regulatory compliance and foreign exchange gains and losses.

Other EBIT increased by $8-million in 2016 compared to 2015 primarily due to:

●	$58-million higher gross profit recovery as a result of lower inter-segment inventory held at the end of 2016

●	A decrease of $38-million in general and administrative and other costs as a result of our Operational Excellence initiatives

This was partially offset by:

●	Merger and related costs of $31-million

●	Litigation settlements and related fees of $18-million

●	Information Technology outsourcing costs of $14-million

●	Impairment loss of $15-million in an international investment

36  |  ANNUAL REPORT 2016 AGRIUM

2017 AGRICULTURAL AND CROP INPUT MARKET OUTLOOK

Grain prices remained under pressure in 2016, due primarily to record high U.S. yields of corn, soybeans and wheat over the past few years. Robust demand helped to offset a portion of the increase in supply, as U.S. corn exports are up significantly year-over-year and ethanol production has been historically strong. U.S. soybean exports also benefited from lower export supplies from South America early in the 2016-17 marketing year. A key driver of corn and soybean prices in 2017 will be the level of production of corn and soybeans from South America, particularly given the recent easing or elimination of export taxes on grains and oilseeds in Argentina. Given the continued significant growth in global demand for grain and oilseeds, any weather shocks in a major producing region have the potential to increase crop prices significantly in 2017.

Relatively low grower margins, particularly on cash-rented land, are expected to challenge crop expenditures in 2017, barring any major weather event. Crop input prices remain at affordable levels relative to crop revenue; however, growers will continue to look for ways to reduce discretionary expenditures and optimize their use of inputs. Lower corn area and reduced crop nutrient prices are expected to pressure crop input expenditures in 2017. We expect total crop nutrient demand to be down 2 percent to 3 percent in the U.S. in the 2016-17 marketing year. Crop protection demand was affected by limited insect pressure in 2016, and expenditures were negatively impacted by lower herbicide prices.

Crop Protection Product Market Drivers

●	Crop protection product expenditures in 2016 were pressured by lower prices and, in some cases, lower application rates of fungicides and insecticides due to the combination of tight grower margins, limited pest pressure and strong growing conditions.

●	A return to more normal growing conditions in the second half of 2017 would support increased fungicide and insecticide applications. Anecdotally, there were reports of significant yield losses in cases where growers reduced fungicide applications in 2016.

●	Demand for non-glyphosate herbicides is expected to continue to be supported by efforts to combat glyphosate resistant weeds, and in 2017 the introduction of dicamba tolerant soybeans is expected to support demand for that active ingredient.

●	After declining over the past couple years, technical glyphosate prices have shown some improvements which could support selling prices in 2017.

Seed Market Drivers

●	North American expenditures on seed in 2017 are expected to be impacted by lower acreage of corn in favor of soybeans, which have a lower per-acre price.

●	Increased acreage of cotton and canola in North America in 2017 is expected to offset some of the negative impact of lower corn acreage.

●	Over the past couple of growing seasons, U.S. growers have looked for opportunities to reduce seed expenditures by being more selective regarding trait selection. We expect this will continue to limit seed expenditure growth in 2017.

AGRIUM ANNUAL REPORT 2016  |  37

Nitrogen Market Outlook

●	Global nitrogen capacity additions are projected to exceed demand growth in 2017 as a number of new North American projects come on-line.

●	Tightness in Chinese export supplies driven by increased coal costs may offset a significant portion of the new capacity additions or at least increase the marginal cost of production.

●	North American nitrogen buyers were cautious throughout most of 2016 due to anticipation of new domestic production, much of which was delayed until late 2016 or early 2017. With fertilizer year-to-date urea imports down significantly, the significant remaining U.S. import requirement as well as tightened Chinese export supplies are expected to support the urea market in the beginning of 2017.

●	Once the new capacity is on stream, the change in trade flows may put temporary pressure on U.S. nitrogen prices following the spring season in 2017, as U.S. imports slow and exports of some products increase – particularly UAN exports, which surpassed one million tonnes in 2016.

●	Global nitrogen demand increased by an estimated 2 percent in 2016, and we expect demand growth of approximately 2 percent in 2017.

Potash Market Outlook

●	The global potash market was pressured in the first half of 2016 by the delay in contracts with China and India, which resulted in many buyers being extremely cautious on purchases and drawing upon inventories as much as possible until contracts were in place.

●	Once China and India settled contracts early in the third quarter of 2016, significant volumes of pent-up demand emerged and the market tightened in the second half of 2016.

●	Since much of the volume from shipments in the second half of 2016 were applied in the field, we expect demand in the first half of 2017 to be robust.

●	Producer inventories at the beginning 2017 are expected to be lower than in 2016, and we expect a relatively tight global supply and demand balance.

●	However, new projects will begin to ramp up in 2017, which will keep buyers tentative.

●	Timing of Chinese and Indian contracts is always a source of uncertainty. Until contracts and the timing of negotiations are settled, these pose additional risks in 2017.

●	Overall global potash capacity utilization is projected to remain relatively flat in 2017, with some tightness expected in the first half of the year.

●	Global potash deliveries are projected to increase to between 60 million and 62 million tonnes in 2017 from 59 million tonnes in 2016.

Phosphate Market Outlook

●	The phosphate market was supply-driven throughout 2016, as India carried high inventories of DAP, leading to weak import demand throughout the year.

●	Chinese DAP/MAP exports declined by close to 20 percent from the record 10.7 million tonnes in 2015 to 8.9 million tonnes in 2016.

●	Morocco expanded exports in 2016 and is projected to further increase supplies to the export market in 2017.

●	The Ma’aden Wa’ad Al-Shamal project in Saudi Arabia may also start to be available in the second half of 2017.

●	The prices of ammonia and sulfur – key inputs for phosphate production – were weak throughout 2016, which further pressured prices; however, the price of both products has increased from second half 2016 lows.

●	Global phosphate demand was up approximately 1 percent in 2016 compared to 2015 levels but is projected to increase by approximately 2 percent in 2017.

38  |  ANNUAL REPORT 2016 AGRIUM

Consolidated Overview and 2016 Results

Consolidated Performance

Selected annual information

(millions of U.S. dollars, except per share amounts)	2016	2015	2014
Sales	13,665	14,795	16,042
Cost of product sold	10,270	10,907	12,490

Gross profit	3,395	3,888	3,552
Expenses	2,297	2,272	2,392

Earnings before finance costs and income taxes	1,098	1,616	1,160
Finance costs related to long-term debt	204	181	62
Other finance costs	74	71	70

Earnings before income taxes	820	1,364	1,028
Income taxes	224	376	230

Net earnings from continuing operations	596	988	798
Net loss from discontinued operations	—	—	(78)

Net earnings	596	988	720

Attributable to:
Equity holders of Agrium	592	988	714
Non-controlling interest	4	—	6

Net earnings	596	988	720

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations	4.29	6.98	5.51
Basic and diluted loss per share from discontinued operations	—	—	(0.54)

Basic and diluted earnings per share	4.29	6.98	4.97

Total assets	16,963	16,377	17,108
Non-current financial liabilities
Long-term debt	4,398	4,513	3,559
Other non-current financial liabilities	29	50	39

Total non-current financial liabilities	4,427	4,563	3,598
Dividends declared	484	478	435
Dividends declared per share	3.50	3.41	3.03

SALES

2016 vs. 2015

●	Despite increased crop nutrients sales volumes, Retail’s sales decreased in 2016 primarily as a result of lower crop nutrient selling prices. Competitive pricing pressures and volatile commodity markets affected our selling prices. On the other hand, increased corn and cotton acreages, improved political and economic environment in Argentina, and weather conditions supporting crop protection application increased sales for Retail.

●	Wholesale’s sales decreased in 2016 primarily as a result of lower realized selling prices for all products consistent with benchmark pricing. Overall sales volumes were higher compared to 2015, in particular for potash due to higher product availability as well as an increase in Agrium’s Canpotex entitlement in 2016.

AGRIUM ANNUAL REPORT 2016  |  39

2015 vs. 2014

●	Retail’s sales decreased due to unfavorable weather conditions and competitive pricing pressure resulting from lower crop prices.

●	Wholesale sales for all three major crop nutrients increased as a result of higher sales volumes from higher nitrogen and potash product availability. Improved utilization rates increased product available for sale. Sales volume increases for our three major crop nutrients were offset by a decrease in sales of purchase for resale of $523-million as we exited non-core, lower return portions of this business.

GROSS PROFIT

2016 vs. 2015

●	Retail’s gross profit increased in 2016 primarily as a result of higher crop protection product and application sales, increase in proprietary products which have higher margins, increased supplier rebates and growing livestock business in Australia.

●	Wholesale’s gross profit decreased in 2016. Due to cost management efforts, lower input costs including natural gas, and higher utilization rates for ammonia and phosphoric acid, Wholesale was able to reduce its cost of product sold across all major product lines. This was not sufficient, however, to offset the lower realized selling prices.

2015 vs. 2014

●	Unfavorable weather conditions and lower crop input prices resulted in lower gross profit for Retail.

●	Manufacturing cost efficiencies, a weaker Canadian dollar, lower natural gas input costs and higher sales volumes across all three major crop nutrients combined to drive a significant increase in Wholesale’s gross profit despite lower nutrient benchmark prices.

NET EARNINGS FROM CONTINUING OPERATIONS

2016 vs. 2015

●	Net earnings from continuing operations decreased as a result of lower nutrient benchmark prices, which in turn resulted in lower selling prices. Our cost of product sold and our selling and general administrative expenses decreased in 2016 as a result of our cost reduction efforts, lower input costs for most of our products, and higher utilization rates for ammonia and phosphoric acid; however, this was not enough to offset the decrease in our sales.

2015 vs. 2014

●	Despite lower nutrient benchmark prices, our net earnings from continuing operations increased by $190-million. The increase reflects improved gross margins primarily as a result of manufacturing cost efficiencies, lower natural gas input costs and reduced operating expenses related to our Operational Excellence program.

Expenses

Expenses breakdown

(millions of U.S. dollars)	2016	2015
Selling	1,914	1,921
General and administrative	242	268
Share-based payments	55	51
(Earnings) loss from associates and joint ventures	(66)	4
Other expenses	152	28

	2,297	2,272

●	Substantially all of our selling expenses were incurred by our Retail business unit. Selling expenses decreased due to lower sales, lower marketing and office-related expenses due to tighter cost control measures across all regions, and lower rolling stock expense due to lower fuel costs. Retail selling expenses as a percentage of sales were similar to 2015.

●	General and administrative expenses decreased by $26-million (10 percent) as a result of organization-wide cost control measures.

●	Earnings from associates and joint ventures increased in 2016 as a result of the devaluation of the Egyptian pound which led to a $35-million foreign exchange gain in MOPCO (net of tax), higher urea sales, increased plant efficiency and lower natural gas costs in Profertil, and an increase in earnings from our share of Profertil’s reversal of a gas tariff provision of $21-million.

40  |  ANNUAL REPORT 2016 AGRIUM

Other expenses breakdown

(millions of U.S. dollars)	2016	2015
Loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	13	8
Interest income	(66)	(68)
Gain on sale of assets	—	(55)
Asset impairment	15	19
Environmental remediation and asset retirement obligations	10	16
Bad debt expense	35	32
Potash profit and capital tax	12	16
Merger and related costs	31	—
Litigation settlements and related fees	18	—
Outsourcing costs	14	—
Other	70	60

	152	28

The increase in other expenses reflects the following:

●	In 2016, we incurred costs related to our proposed merger with PotashCorp aggregating to $31-million, legal settlements and related fees of $18-million, Information Technology outsourcing costs of $14-million, and costs of $8-million related to the termination of a distribution agreement with one of our U.S. distributors.

●	In 2015, we recorded gains on the sale of our Niota and Meredosia storage and distribution facilities and West Sacramento product upgrading facility. We had no similar gain in the current year.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization by business unit

(millions of U.S. dollars)	2016				2015
	Cost of		General and		Cost of		General and
	product sold	Selling	administrative	Total	product sold	Selling	administrative	Total
Retail	6	263	5	274	6	244	4	254
Wholesale
Nitrogen	74	—	1	75	71	—	1	72
Potash	99	—	—	99	71	—	—	71
Phosphate	55	—	—	55	51	—	—	51
Other (a)	12	—	1	13	14	—	3	17

	240	—	2	242	207	—	4	211

Other	—	—	16	16	—	—	15	15

Total	246	263	23	532	213	244	23	480

(a)	Includes product purchased for resale, ammonium sulfate, ESN® and other products

●	Depreciation and amortization expenses increased in 2016 as we increased our sales volumes from the ramp-up of production at our Vanscoy potash facility (for which we calculate such expense on a units of production basis) and from additional depreciation and amortization from our Retail acquisitions.

FINANCE COSTS

●	Finance costs increased by $26-million in 2016 compared to 2015 as a result of lower capitalized interest related to the ramp-up of our Vanscoy potash facility in 2015.

INCOME TAXES

●	The effective tax rate of 27 percent for 2016 is lower than the tax rate 28 percent for 2015 due to an increase in earnings from associates and joint ventures, which are reported net of income tax.

●	Changes in statutory income tax rates, our mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2016 and 2015, are provided in note 7 of the Notes to the Consolidated Financial Statements.

AGRIUM ANNUAL REPORT 2016  |  41

Sensitivity Analysis

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels for the year ended December 31, 2016.

SENSITIVITY ANALYSIS

Consolidated and business unit sensitivity impact to EBIT, net earnings and net earnings per diluted share

					Net earnings
	Change	Sales	EBIT	Net earnings	per diluted
(millions of U.S. dollars, except as noted)	in factor	impact	impact	impact (f)	share impact (f)
Retail (a)
Crop nutrients	1.00%	223	43	31	0.23
Crop protection products	1.00%	198	47	34	0.25
Seed	1.00%	74	15	11	0.08
Merchandise	1.00%	36	6	4	0.03

Wholesale (b)
Nitrogen (c)	$10.00	107	36	26	0.19
Potash (d)	$10.00	143	11	8	0.06
Phosphate	$10.00	179	22	16	0.12
Natural gas (e)	$0.50	N/A	45	33	0.24

Consolidated
Exchange rate from CAD to USD	$0.01	19	—	—	—

(a)	Change in factor is gross profit as a percentage of sales.
(b)	Change in factor is margin per metric tonne of North American Wholesale produced sales.
(c)	This excludes the impact of natural gas sensitivity described in footnote (e) below.
(d)	This excludes the impact of potash production tax and resource surcharge.
(e)	Wholesale’s sensitivity to a $0.50/MMBtu change in natural gas prices. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas and excludes the impact of natural gas derivatives and industrial ammonia sales, which are on a gas index-plus margin basis.
(f)	This is based on a tax rate of 27.3 percent and 138 million weighted average outstanding shares.

MARGINS

Retail

Retail product margins are normally more stable than Wholesale margins as Retail tends to be more of a cost-plus margin business than Wholesale. However, several factors can influence Retail margins. For example, nutrient margins are impacted by price volatility between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases relative to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs and, more significantly, affecting growers’ decisions on the timing of the application levels and rates of our products. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced annually by changes in the value of chemicals and by newer seed varieties.

Wholesale

Nitrogen cost of product sold is affected by changes in North American natural gas prices, and nitrogen prices are impacted by changes in global nitrogen supply and demand. The combination of these market fluctuations impacts our nitrogen margins. Fluctuations in the cost of raw material inputs such as phosphate rock, sulfur and ammonia affect our phosphate margins. Foreign trade policies and buying strategy affect global supply and demand, which in turn influence potash pricing and margins. Our capacity utilization also affects our nitrogen, potash and phosphate margins. Wholesale’s purchase for resale margins are impacted by price volatility of a crop nutrient between the time we purchase the product and the time we sell it to the customer.

FOREIGN EXCHANGE

The international currency of the agribusiness industry is the U.S. dollar. Accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars. We also have some exposure to the Argentine peso, Australian dollar, euro and Egyptian pound. Fluctuations in these currencies can impact our financial results.

42  |  ANNUAL REPORT 2016 AGRIUM

Quarterly Results of Operations

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

Our share-based payments fluctuate quarterly based on changes in our share price and our share performance relative to our peers.

Selected quarterly information

(millions of U.S. dollars, except per share amounts)	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Sales	2,280	2,245	6,415	2,725	2,407	2,524	6,992	2,872
Cost of product sold	1,532	1,677	4,890	2,171	1,507	1,828	5,284	2,288

Gross profit	748	568	1,525	554	900	696	1,708	584
Expenses
Selling	480	446	574	414	465	441	585	430
General and administrative	65	60	62	55	74	61	66	67
Share-based payments	33	5	13	4	15	(15)	6	45
(Earnings) loss from associates and joint ventures	(35)	(3)	(23)	(5)	(5)	10	(1)	—
Other expenses (income)	43	47	51	11	27	8	26	(33)

Earnings before finance costs and income taxes	162	13	848	75	324	191	1,026	75
Total finance costs	72	66	70	70	73	55	68	56
Income taxes	23	(14)	213	2	51	37	283	5

Net earnings (loss)	67	(39)	565	3	200	99	675	14

Attributable to:
Equity holders of Agrium	67	(41)	564	2	201	101	674	12
Non-controlling interest	—	2	1	1	(1)	(2)	1	2

Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	0.49	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08
EBITDA	303	145	993	189	459	306	1,145	186
Dividends declared	121	120	122	121	121	120	125	112
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.780

Significant factors affecting the comparability of quarterly results include the following:

2016

●	Earnings from associates and joint ventures increased in the second quarter as we recorded our share of Profertil’s reversal of a gas tariff provision. The devaluation of the Egyptian pound in the fourth quarter led to a foreign exchange gain of $35-million in our investment in MOPCO (net of tax).

●	Under other expenses (income), we recorded the following expenses:

–	Costs of $8-million related to the termination of a distribution agreement with one of our U.S. distributors in the second quarter.

–	Aggregate fees of $17-million and $14-million in the third and fourth quarter, respectively, in connection with the proposed Arrangement.

–	Information Technology outsourcing costs of $7-million for each of the third and fourth quarters.

–	Asset impairment of $15-million related to an international investment in the fourth quarter.

AGRIUM ANNUAL REPORT 2016  |  43

2015

●	Under the other expenses (income), we recorded the following:

–	Gain on sale of assets of $38-million and $17-million in the first and fourth quarter, respectively, related to our disposal of Purchased for Resale assets and our West Sacramento facility.

–	Goodwill impairment of $19-million from our Wholesale Europe operations in the fourth quarter.

●	Starting in the fourth quarter of 2015, our finance costs increased as a result of lower capitalized interest related to our Vanscoy and Borger capital expenditure projects.

Financial Condition

2016 VS. 2015

The following are changes to the financial condition of our consolidated balance sheet for the year ended December 31, 2016.

Detailed balance sheet analysis

(millions of U.S. dollars, except as noted)	December 31, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Assets
Cash and cash equivalents	412	515	(103)	(20%)	See discussion in the section “Liquidity and Capital Resources”.
Accounts receivable	2,208	2,053	155	8%	Increases in Retail related to growth in the business were partially offset by lower balances in Wholesale from lower selling prices – a result of lower commodity benchmark pricing.
Income taxes receivable	33	4	29	7%	—
Inventories	3,230	3,314	(84)	(3%)	Crop nutrient inventories in Retail were down due to declining commodity benchmark pricing.
Prepaid expenses and deposits	855	688	167	24%	Pre-purchased seed inventory in Retail has increased.
Other current assets	123	144	(21)	(15%)	—
Property, plant and equipment	6,818	6,333	485	8%	Investing and sustaining additions and additions from business acquisitions were partially offset by reductions related to depreciation.
Intangibles	566	632	(66)	(10%)	Additions were more than offset by reductions related to amortization.
Goodwill	2,095	1,980	115	6%	Increase was due to growth in our Retail business unit from acquisitions.
Investments in associates and joint ventures	541	607	(66)	(11%)	—
Other assets	48	54	(6)	(11%)	—
Deferred income tax assets	34	53	(19)	(36%)	—

Total assets	16,963	16,377	586	4%

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Detailed balance sheet analysis

(millions of U.S. dollars, except as noted)	December 31, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Liabilities
Short-term debt	604	835	(231)	(28%)	Decrease was due to lower financing requirements for capital investments and repayments supported by positive operating cash flows.
Accounts payable	4,662	3,919	743	19%	Increase relates to extension of supplier payments and to an increase in crop protection purchases.
Income taxes payable	17	82	(65)	(79%)	Decrease in Canadian tax payable in 2016.
Long-term debt	4,508	4,521	(13)	(0%)	—
Post-employment benefits	141	124	17	14%	—
Other provisions	381	421	(40)	(10%)	—
Other liabilities	68	85	(17)	(20%)	—
Deferred income tax liabilities	408	383	25	7%	—

Total liabilities	10,789	10,370	419	4%

Shareholders’ equity	6,174	6,007	167	3%

SHAREHOLDERS’ EQUITY

Shareholders’ equity was $6.2-billion at December 31, 2016 – an increase of $167-million compared to December 31, 2015. The change is the result of the following:

●	Net earnings of $592-million attributable to equity holders of Agrium.

●	A $59-million decrease in accumulated foreign currency translation loss due a stronger Canadian dollar period-end exchange rate relative to the U.S. dollar.

●	Offset by dividend declarations of $484-million during the year.

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DIVIDENDS

In 2014 and 2015, the Board approved the following dividend increases:

Dividend increases

Approval date	Dividends declared per share	Frequency	Dividends declared per share on an annualized basis
November 3, 2014	$0.78	Quarterly	$3.12
May 5, 2015	$0.875	Quarterly	$3.50

Dividends declared

(millions of U.S. dollars, except per share amounts)	December 31,
2016				2015
Declared		Paid to shareholders		Declared		Paid to shareholders
Effective	Per share		Total	Effective	Per share		Total
February 24, 2016	0.875	April 21, 2016	121	February 24, 2015	0.780	April 16, 2015	112
May 3, 2016	0.875	July 21, 2016	122	May 5, 2015	0.875	July 16, 2015	125
August 3, 2016	0.875	October 20, 2016	120	August 6, 2015	0.875	October 15, 2015	120
December 16, 2016	0.875	January 19, 2017	121	December 10, 2015	0.875	January 21, 2016	121

	3.50		484		3.41		478

Until completion of the Arrangement, under the Arrangement Agreement, we are permitted to pay, without the written permission of PotashCorp, in respect of its shares, a dividend not in excess of U.S. $0.875 per share per quarter consistent with its current practice and in accordance with the terms and timing prescribed in the Arrangement Agreement.

Following completion of the Arrangement and subject to market conditions and the approval of the Board of Directors of New Parent at the time of completion of the Arrangement, it is expected that New Parent will establish a dividend payment equal to the current level, adjusted for the number of New Parent shares outstanding. See “Proposed Transactions” and our 2016 AIF under “Item 5.2 Risk Factors – Risks Related to the Operations of New Parent Following the Arrangement – The amount of any dividends to be paid by New Parent following the Arrangement will not be guaranteed”.

SHARE REPURCHASES

Pursuant to the Arrangement Agreement, we are restricted from purchasing our outstanding shares prior to completion of the Arrangement. No shares were repurchased under the Normal Course Issuer Bid in 2016 or the period from January 1, 2017 to February 18, 2017. During 2015, we purchased for cancellation 5,574,331 shares at an average share price of $100.25.

Outstanding Share Data

The number and principal amount of our outstanding shares at February 17, 2017, were as follows:

Outstanding shares at February 17, 2017

	Number of shares	Market value
Common shares	138,176,000	$14-billion

At February 17, 2017, the number of stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 937,528.

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Liquidity and Capital Resources

Agrium generally expects to be able to meet its working capital requirements, capital resources needs, including specific Arrangement-related costs, and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper (CP), and borrowings from our credit facilities and securitization program, as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any liquidity requirements, we may consider expanding existing sources of financing or accessing other sources of financing.

Sources and uses of cash

(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	1,667	1,663	4
Cash used in investing activities	(1,016)	(1,503)	487
Cash used in financing activities	(687)	(573)	(114)
Effect of exchange rate changes on cash and cash equivalents	(67)	80	(147)

Decrease in cash and cash equivalents	(103)	(333)	230

Cash provided by operating activities	Our cash provided by operating activities is slightly higher in 2016 due to:

	●	Increased cash flows from net changes in non-cash working capital of $548-million, primarily due to the timing of payments to our suppliers in our Retail business unit

	●	Dividends of $108-million were received from Profertil in 2016

These increases to our cash flows from operations were largely offset by:

	●	A $392-million decrease in net earnings attributed primarily to lower realized selling prices for all products in our Wholesale business unit

	●	Higher income tax installment payments of $180-million due to higher Canadian final tax payments made in 2016 vs 2015

Cash used in investing activities	Our cash used in investing activities decreased by $487-million as a result of lower capital expenditures on our Vanscoy potash facility and Borger project. This was partially offset by increased cash used in business acquisitions in Retail.

Cash (used in) provided by financing activities	Our cash used in financing activities increased by $114-million due to the net changes in short-term and long-term financing draws in 2016. The decrease in cash flows resulting from the repayment of debt was partially offset by not undertaking any share repurchases in 2016.

CASH POSITION

Our year-end cash balance was $412-million in 2016 and $515-million in 2015. We do not hold material cash balances in currencies other than the U.S. dollar, Canadian dollar and Australian dollar. We held approximately $20-million U.S. dollar equivalent in Australia. We do not depend on repatriation of cash from our foreign subsidiaries to meet our domestic liquidity and capital resources needs.

FREE CASH FLOW

Free cash flow

(millions of U.S. dollars)	2016	2015
Cash provided by operating activities	1,667	1,663
Net changes in non-cash working capital	(455)	93
Sustaining capital expenditures	(359)	(541)

Free cash flow	853	1,215

The decrease in free cash flow from $1,215-million in 2015 to $853-million in 2016, is a result of lower cash provided from our operations, partially offset by lower sustaining capital expenditures. Decreased nutrient selling prices combined with lower sales volumes resulted in lower net earnings. We benefited from improved utilization rates, cost savings from Operational Excellence initiatives and lower natural gas input costs.

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WORKING CAPITAL

Working capital breakdown

(millions of U.S. dollars)	2016	2015
Current assets	6,861	6,718
Current liabilities	5,452	4,929

Working capital	1,409	1,789

We use our working capital to settle our operating expenses, including payments of our inventories and short-term debt and current portion of long-term debt. The decrease in our working capital in 2016 is primarily due to extension of payments to suppliers.

As of December 31, 2016, we have sufficient current assets to meet our current liabilities. See the discussion of current assets in the section “Financial Condition” for more information on the drivers of this change in working capital and “Quarterly Results of Operations” for a discussion of the seasonality of our business.

CAPITAL EXPENDITURES AND SPENDING

Sustaining capital expenditures include the cost of replacements and betterments for our facilities. Our sustaining capital expenditures decreased in 2016 primarily from reduced spending, as we had a turnaround at Redwater in 2015.

Investing capital expenditures typically include significant expansion of existing operations or new acquisitions. Our investing capital expenditures decreased in 2016 primarily due to the lower costs incurred at our Vanscoy potash facility combined with decreased spending on the Borger project in 2016.

Capital spending and expenditures by business unit (a)

(millions of U.S. dollars)	2016	2015
Retail
Sustaining	111	141
Investing	50	37

	161	178
Acquisitions (b)	342	127

	503	305

Wholesale
Sustaining	244	388
Investing	312	604

	556	992

Other
Sustaining	4	12
Investing	3	6

	7	18

Total
Sustaining	359	541
Investing	365	647

	724	1,188
Acquisitions (b)	342	127

	1,066	1,315

(a)	Excludes capitalized borrowing costs
(b)	Represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures

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Future Cash Requirements

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Our aggregate contractual obligations for continuing operations at December 31, 2016 are set out in the table below.

Contractual and other obligations (a)

	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	More than five years		Total
Operating
Long-term debt – interest	219	404	366	2,411		3,400
Operating leases	139	177	106	171		593
Purchase obligations (b)	827	215	104	380		1,526
Derivative financial instruments	7	16	—	—		23
Other commitments	487	108	38	25		658

Total operating obligations	1,679	920	614	2,987		6,200

Capital
Long-term debt – principal repayments	210	500	—	3,925		4,635
Asset retirement obligations (c)	9	25	28	160	(d)	222
Environmental remediation liabilities (c)	41	28	22	51		142

Total capital obligations	260	553	50	4,136		4,999

Total	1,939	1,473	664	7,123		11,199

(a)	Our post-employment benefits obligation is not included in this table. Refer to note 8 of the Notes to the Consolidated Financial Statements for additional information.
(b)	Commitments include our proportionate share of commitments of joint ventures.
(c)	Represents the undiscounted, estimated cash outflows
(d)	This figure does not include estimated asset retirement obligations related to our potash operations. See the discussion in the section “Asset retirement obligations”.

Long-term Debt

Long-term debt consists primarily of debentures. Failure to maintain certain financial ratios in respect of our credit facilities and other covenants in our various debt instruments may trigger early repayment provisions. See the discussion in the section “Debt Instruments, Capital Management and Ratings”.

Operating Leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase Obligations

Purchase obligations include minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2016.

Profertil has long-term gas contracts denominated in U.S. dollars, expiring in 2017. These contracts account for approximately 65 percent of Profertil’s gas requirements. YPF S.A. (“YPF”), our joint venture partner in Profertil, supplies approximately 33 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

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Our Redwater, Alberta facility produces sulfur and phosphate-based fertilizers and sources rock through a long-term supply agreement with OCP. This agreement entails a minimum commitment to purchase phosphate rock which extends to 2018. We had the option to extend the agreement to 2020 with any potential subsequent volumes to be determined in 2016. In 2016, we notified OCP that we would not be nominating any volumes past 2018. Purchase prices are based on a formula derived from the global price for finished phosphate products. We entered into a freight contract to import phosphate rock extending through 2019, with a total outstanding commitment of $84-million at December 31, 2016.

In addition to amounts disclosed in the preceding table, future capital expenditures include approximately $70-million of pre-commissioning and commissioning costs related to the Borger, Texas, nitrogen expansion project.

Asset Retirement Obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations that are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 57 years. We expect to make payments for our potash and nitrogen obligations after that time. The discounted estimated cash outflows required to settle the asset retirement obligations is $231-million at December 31, 2016.

Environmental Remediation Liabilities

We establish provisions for environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation. We capitalize environmental expenditures that extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. The discounted estimated cash outflows required to settle the environmental remediation liabilities is $141-million at December 31, 2016.

Merger with PotashCorp

We expect the costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters to aggregate approximately $140-million.

The Arrangement Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million or $50-million as reimbursement for related expenses. See “Proposed Transactions”.

FUTURE CAPITAL EXPENDITURES

Sustaining Capital Expenditures

In 2017, our sustaining capital is expected to be approximately $500-million to $550-million for a number of large projects planned for the year, including the following:

●	Reliability projects for Wholesale manufacturing facilities

●	Wholesale resource development projects

●	Risk management and risk reduction projects

●	Planned turnaround inspection and overhaul at certain Wholesale facilities

●	Spending at our Retail operations in North and South America and Australia

Investing Capital Expenditures

Our investing capital program planned for 2017 is expected to be approximately $150-million to $200-million and includes the following:

●	Pre-commissioning and commissioning costs related to the Borger urea project

●	Retail investments in growth and efficiency opportunities

We anticipate that we will be able to finance the announced projects through a combination of cash from operating activities, existing lines of credit (see the discussion in the section “Debt Instruments, Capital Management and Ratings” for further details) and funds available from new debt or equity securities offerings.

Until the completion of the Arrangement, under the Arrangement Agreement, Agrium is restricted from taking certain specified actions without the consent of PotashCorp, including incurring capital expenditures. See our 2016 AIF under “Item 5.2 Risk Factors – Risks Related to the Arrangement – While the Arrangement is pending, Agrium is restricted from taking certain actions”.

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Debt Instruments, Capital Management and Ratings

DEBT INSTRUMENTS

Short-term debt consists mainly of U.S. dollar-denominated CP issued in Canada and the U.S., as well as various bank lines of credit for our operations in Europe, South America and Australia. We utilize a $2.5-billion multi-jurisdictional facility, of which $2.4-billion is allocated to North America and $100-million is available for use in Australia. At December 31, 2016, we had not drawn on our North American tranche, and Australian tranche draws totaled $87-million. We also had $307-million of CP outstanding at December 31, 2016, at a weighted average interest rate of 1.05 percent. Amounts borrowed under the CP program reduce our borrowing capacity under the multi-jurisdictional facility. In addition, we have a $500-million accounts receivable securitization program. At December 31, 2016, we had not drawn on the program. For our international operations, we had credit facilities of approximately $394-million, of which $210-million was outstanding at December 31, 2016, including $53-million in Europe, $48-million in Australia and $109-million in South America.

Refer to note 17 of the Notes to the Consolidated Financial Statements for further information on our short-term debt and long-term debt.

CAPITAL MANAGEMENT

Refer to note 3 of the Notes to the Consolidated Financial Statements for further information on our capital management policies.

Multi-jurisdictional facility covenants

	Limit		2016
Interest coverage ratio (a)	≥	2.5	5.9
Debt-to-capital ratio (b)	≤	0.65	0.45

(a)	Calculated as the last 12 months’ EBITDA divided by finance costs, which include interest on long-term debt plus other finance costs
(b)	Calculated as total adjusted debt divided by the sum of total adjusted debt and total equity. For purposes of this ratio, total adjusted debt is calculated as the sum of short-term debt, long-term debt, guarantees and letters of credit (specified in credit facility agreements), net of cash and cash equivalents.

We have met these covenants as at December 31, 2016 and December 31, 2015.

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DEBT RATINGS

We provide the following information regarding Agrium’s credit ratings as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

Debt ratings breakdown

Rating agency	Date of affirmation	Long-term debt rating	USD commercial paper	Ratings outlook
Standard & Poor’s Ratings Services	September 13, 2016	BBB	A-2	CreditWatch Positive
Moody’s Investors Service	September 15, 2016	Baa2	P-2	Under Review for Upgrade

Following the announcement of our Arrangement Agreement with PotashCorp, Standard & Poor’s changed its outlook from “stable” to “under review with positive implications”. Moody’s rating outlook is currently under review for possible upgrade. Refer to our 2016 AIF in the section “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

Off-balance Sheet Arrangements

GUARANTEES

We are contractually obligated to reimburse Canpotex – an industry association of which we are a one-third owner – for our 10.3 percent pro-rata share of any operating losses or other liabilities incurred. There were no such losses in 2016, and we believe the probability of conditions arising that would further trigger this guarantee is remote. Reimbursements, if any, would be made through reductions of our cash receipts from Canpotex.

Financial Instruments

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the amounts and time periods over which management may manage risk using derivative financial instruments. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure – management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

Derivative financial instruments

Risks
	Currency	Commodity Price	Credit	Liquidity
Foreign currency forward, swap and option contracts	X		X	X
Natural gas swaps		X	X	X

Refer to note 4 of the Notes to the Consolidated Financial Statements for further information on our financial instruments.

Enterprise Risk Management

WE MANAGE RISKS TO OUR ENTERPRISE

In the normal course of operations, our business activities expose us to risk. Acceptance of certain risks is both necessary and advantageous in achieving our growth targets and our vision. We focus on long-term results while managing related risks and uncertainties. Our risk management structure strives to ensure sound business decisions that balance risk and reward, while driving maximum shareholder return.

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RISK METHODOLOGY

Through Agrium’s structured Enterprise Risk Management (ERM) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an “evergreen” basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is monitored and assessed. The senior leadership team develops additional mitigation strategies for implementation where residual risk – the risk that remains after taking existing mitigation strategies into account – is deemed unacceptably high.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

RISK-RANKING MATRIX

Agrium uses a risk matrix to assess the potential impact of risk events based on their expected frequency and consequences:

●	We assess consequence based on the potential aggregate impact of a risk event on three areas: (a) company reputation, (b) our financial health and (c) the environment and the health and safety of our employees and external parties.

●	Frequency represents how often a consequence related to a risk is expected to occur. It is akin to probability of loss from the risk.

AGRIUM’S RISK MATRIX

Frequency Rating

1 Highly Improbable (> 20 years)

2 Improbable (10 – 20 years)

3 Remote (5 – 10 years)

4 Probable (1 – 5 years)

5 Frequent (annually)

Consequence Rating

A Catastrophic

B Grave

C Significant

D Moderate

E Modest

RISK GOVERNANCE STRUCTURE

At Agrium, we believe that effective risk management is crucial to successful execution of strategy and that everyone on the Agrium team plays a role in managing risk.

Board of Directors

●	The Board governs risk management directly and through its committees.

●	The Board is responsible for understanding our business’s material risks and related mitigation strategies and for taking reasonable steps to ensure that management has an effective risk management process in place.

●	Individual committees of the Board oversee specific risks relevant to their areas of responsibility. For example, the Audit Committee monitors the risk management process for financial risks; the Environment, Health, Safety and Security Committee monitors the process for managing environmental, health, safety and security (EHS&S) risks; and the Compensation Committee assesses risks in compensation programs.

Management

●	Risks unique to our separate business units are managed by the presidents of those business units and their teams.

●	Functional risks are managed by the corporate functional heads and their teams.

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Chief Risk Officer

●	Agrium has an appointed Chief Risk Officer (CRO). Responsible for maintaining an effective ERM process, the CRO monitors developments in risk management practices, drives improvements in Agrium’s risk management philosophy, program and policies, and champions’ development of a “best practice” risk management culture.

●	The CRO reports quarterly to the Board and senior management on all material risks, including new or increased risks resulting from changes in operations or external factors.

●	The CRO also formally reports to the Board annually on the ERM process and material risks.

Governance Functions

●	Agrium maintains several risk governance functions that contribute to our overall control environment, including Internal Audit, Corporate EHS&S, Legal, and the Internal Control and Compliance team.

MATERIAL BUSINESS RISKS

Following is a discussion of certain material business risks facing Agrium. Further disclosure of material risks facing Agrium is provided in Agrium’s 2016 AIF, which includes risks associated with the proposed Arrangement. Certain risks set out below and in the 2016 AIF may not be applicable, and Agrium and New Parent may be subject to additional risks, following completion of the Arrangement.

Product Price and Margin

Agrium’s operating results depend on product prices and margins, which in turn depend on demand for crop inputs. Among the factors that can affect demand for crop inputs are weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices. Resulting margins can therefore be volatile.

Within our Wholesale business unit, we sell manufactured product, as well as product we have purchased for resale. Both components of the business are subject to margin volatility.

Our Retail business unit experiences relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, the factors above can affect margins to a certain degree.

Weather

Anomalies in regional weather patterns can have a significant and unpredictable impact on demand for our products and services. They may also impact prices. Our Retail customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced sales in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year to meet peak season demand and to react quickly to changes in expected weather patterns that affect demand.

Unplanned Plant Downtime

The results of our Wholesale business depend on the availability of our manufacturing facilities. Prolonged plant shutdown may significantly reduce product available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

Transportation

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors for our Wholesale marketing operations. Potential medium-term risks are the increased regulations and costs of transporting ammonia within North America given the safety concerns respecting transportation of this product.

Business Acquisitions and Expansions

We face the risk that recent or future acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed, or such projects may not generate the expected return on investment.

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Human Resources

Long-term forecasts predict a tight labor market across many areas in which we operate due to changing demographics, including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

Raw Materials

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operations. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production and may negatively impact margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas, where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the price for natural gas in North America can vary significantly compared to prices in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins.

The Profertil nitrogen facility faces risk concerning gas deliverability during winter due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Profertil may also not be able to renew its long-term gas supply contracts at favorable rates or at all.

Mining has inherent risks. For phosphate, variability in the quality of phosphate rock can impact cost and production volumes. Risks for potash mining include water intake or flooding as well as variability in quality, which can impact cost and production volumes.

Counterparty

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

Credit and Liquidity

Our business depends on access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, our ability to operate under normal conditions could be impacted. For further discussion, see “Debt Instruments, Capital Management and Ratings – Debt Ratings”.

Foreign Exchange

Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances primarily comprise intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Additional currency risk stems from the translation of our foreign subsidiaries’ statements of operations to U.S. dollars for consolidation at the parent level. Agrium’s Wholesale business incurs costs in Canadian dollars and earns sales in Canadian and U.S. dollars. Additionally, Agrium’s Canadian and Australian Retail segments operate in their respective local currencies, and results are subsequently translated into the presentation currency. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Country

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, have business investments in Egypt, and depend on phosphate rock from Morocco. International business exposes us to a number of risks, such as uncertain economic conditions in the countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government-imposed restrictions. We do not engage in business activities in any country that is a state sponsor of terrorism.

We hold a 26 percent interest in MOPCO, which operates a nitrogen facility in Egypt. Notwithstanding our representation on the Board of Directors and management of MOPCO, we may not be able to maintain significant influence over its operations. There is also a risk to the MOPCO nitrogen facility with respect to gas deliverability, as gas may be diverted for power generation as Egypt is seeing a growing demand for power.

Following its nationalization by the Argentine government in 2012, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have different business and economic interests or policy objectives under government management than in the past, which may be inconsistent with our interests as a 50 percent owner of that facility and which could adversely affect the profitability, financial condition and results of operations of the Profertil facility. During 2015, the Government of Argentina ended its currency controls; however, Argentina is subject to economic uncertainty that could affect our ability to repatriate cash from that country. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs.

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Legislative Risk

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

Environment, Health, Safety And Security

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, mining, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

Litigation Risk

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. For further discussion, see “Provisions and Contingencies for Asset Retirement, Environmental and Other Obligations”.

Provisions and Contingencies for Asset Retirement, Environmental and Other Obligations

GENERAL NATURE OF PROVISIONS AND CONTINGENCIES

We are exposed to possible losses for environmental matters and other claims and lawsuits related to our current and acquired businesses. We expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, the potential exists for adjustments to liabilities and material variances between actual costs and estimates. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, when there are numerous plaintiffs, or when a case is in its early stages.

OUR PROCEDURES FOR ASSESSING PROVISIONS AND CONTINGENCIES

We undertake a review process at each reporting period. Our process includes:

●	Business unit and corporate staff review in consultation with in-house legal counsel and internal accounting professionals to determine whether current information available to us supports our estimates of the financial effect of new or existing matters and our related disclosures

●	Consultation with external counsel where appropriate to corroborate business and in-house legal counsel’s analysis and conclusions about the facts of each case and the status of litigation

●	Discussion and correspondence with third parties

●	Review of publicly available information for similar matters involving other companies

In assessing provisions and contingencies, we consider the need for accounting recognition and/or disclosure of existing and potentially new matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of probable outcomes of matters on our judgment of a number of factors including:

●	Similar past experience and history

●	Precedents

●	Relevant financial, scientific and other evidence of each matter

●	Opinions from corporate and outside counsel

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ACCOUNTING RECOGNITION OF PROVISIONS AND CONTINGENCIES UNDER IFRS (INTERNATIONAL ACCOUNTING STANDARDS (IAS) 37)

Likelihood of outcome of matter	Probability of occurrence (policy)	Accounting treatment
Probable	More likely than not – greater than 50 percent	Record a provision

Possible but not probable	5 to 50 percent	Disclose a contingent liability

Remote	Less than 5 percent	No disclosure required

Key definitions

Provision	A liability of uncertain timing or amount, recorded when:

a) a present obligation exists as a result of a past event

b) it is probable that a future outflow of economic benefits will be required to settle the obligation

c) the amount of the obligation can be reasonably estimated

Contingent liability	Either:

a) a possible obligation that arises from past events and whose existence will be confirmed only by future uncertain events not wholly within our control, or

b) a present obligation arising from past events that is not recognized because

i) a future outflow of resources to settle the obligation is not probable, or

ii) the amount of the obligation cannot be reliably measured

IAS 37 also requires that we measure a provision at the present value of our best estimate of the expenditure required to settle the obligation and that we consider risks and uncertainties in measurement of provisions.

ENVIRONMENTAL REMEDIATION ACTIVITIES

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Resource Conservation and Recovery Act (RCRA) and similar federal, state, provincial and local environmental laws. These laws provide for phases of remediation under regulatory oversight, which may include:

●	Investigation

●	Risk assessment

●	Remedy selection

●	Remedial design

●	Remedial action, including construction

●	Operation, maintenance and long-term monitoring

●	Closure

Some of the above phases may require feasibility studies, analyses, plans, opportunities for public comment and inspections. Because of the complexity of the CERCLA and RCRA and other oversight processes, the time from identification of a matter through to closure may take several years.

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Current developments – specific environmental and other matters

Matter	Developments in 2016
Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required.

During 2016, Nu-West completed substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Further remedial actions have not been determined for the sites.

In 2016, discussions between Nu-West and the trustees of U.S. federal and state agencies commenced to assess potential damages at the Idaho phosphate mining and processing sites.

Manitoba mining properties
In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12 to 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.	There were no material developments in 2016.

For the Idaho phosphate mining and processing sites and Manitoba mining properties matters described above, at the date of issuance of our 2016 Consolidated Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include:

●	Complexity of the matters

●	Early phases of most proceedings

●	Lack of information on the nature and timing of future actions in the matters

●	Dependency on the completion and findings of investigations and assessments

●	Lack of specific information as to the nature, extent, timing and cost of future remediation

Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include:

●	Further identification of allegations or demands

●	Completion of remediation phases

●	A ruling by a court or other regulatory body having jurisdiction

●	Initiation of substantive settlement negotiations

Additional detail of specific litigation matters described above at the date of issuance of this MD&A is set out in our 2016 AIF in the section “Item 5.1 – Business of Agrium – 5.1 (h) Environmental Protection Requirements”.

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Environmental Protection Requirements

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant, facility or mine closure and beyond.

The environmental requirements for new projects typically focus on baseline site conditions; ensuring that the design and equipment selection meet construction and operating requirements; the satisfaction of permitting, preconstruction studies, discharge and other construction and operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with applicable laws and regulations, which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework, where remediation is ongoing or where there is otherwise evidence that historic remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

CLIMATE CHANGE AND GREENHOUSE GAS EMISSIONS

Directly and indirectly, Agrium generates greenhouse gas (GHG) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial, and federal jurisdictions.

The Government of Alberta has enacted the Specified Gas Emitters Regulation (SGER), which applies to three Agrium facilities in Alberta with carbon dioxide equivalent emissions in excess of 100,000 tonnes per year. The Climate Leadership Act came into force on January 1, 2017. The Act implements an economy-wide carbon levy on greenhouse gas emissions resulting from the combustion of fuels for heating and transportation as an alternative to SGER. Facilities regulated under the SGER are eligible to apply for an exemption from the levy as emissions are regulated and carbon costs are captured through the SGER program. A carbon levy exemption application has been submitted for our three SGER regulated facilities: Redwater, Carseland and Fort Saskatchewan.

The SGER imposes emission reduction requirements on regulated facilities and these requirements became more stringent over time. With the increased emission reduction stringency and compliance price in 2017, the expected SGER compliance cost is estimated to be between $3-million and $10-million in 2017.

In the fall of 2016, the federal government ratified the Paris Accord, negotiated under the UN Framework Convention on Climate Change. Pursuant to the Paris Accord, the parties committed, in a non-binding manner, to accelerate actions and investments needed to limit global average temperatures to below 2ºC above pre-industrial levels and to pursue efforts to limit the increase to 1.5ºC.

The federal government and each of the provinces, with the exception of Saskatchewan and Manitoba, jointly issued the Pan-Canadian Framework on Clean Growth and Climate Change (“Framework”). The Framework is the blueprint by which the federal government and the provinces will attempt to meet their previously agreed-upon target of a 30 percent reduction in GHG emissions from 2005 levels by 2030. The Framework provides a benchmark for carbon pricing throughout Canada. Elements of the Framework include all provincial jurisdictions being required to price carbon by 2018. However, provincial jurisdictions have the flexibility to implement a variety of carbon regimes, ranging from price-based regimes, such as a carbon tax, to performance-based emissions regimes to cap and trade. For jurisdictions with a price-based regime, the price should at least start at $10/tonne in 2018 and rise by $10/tonne/year to $50/tonne by 2022. At this time, the impact of these various programs on Agrium’s operations is unclear.

In the U.S., the EPA issued GHG emissions regulations pursuant to the Clean Air Act that establish a reporting program for emissions of carbon dioxide, methane and other GHGs, as well as a permitting program for certain large GHG emissions sources. While the U.S. Congress has considered various legislative initiatives to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible but unlikely that such reform could include a carbon tax. In August 2015, EPA issued regulations that required states to develop plans to limit GHG emissions from existing power plants with the goal of reducing GHG emissions by the power sector by 17 percent from 2005 levels by 2020 and by 32 percent from 2005 levels by 2030. In February 2016, the U.S. Supreme Court began implementing the EPA regulations addressing existing power plants (known as the Clean Power Plan) until pending legal challenges to these regulations are resolved. A decision from D.C. Circuit Court regarding the Clean Power Plan is expected in mid-2017; however, this decision is likely to be appealed to the U.S. Supreme Court. Pursuant to the stay, certain states have moved forward in implementing the Clean Power Plan, while others have halted work on developing plans. In light of the pending legal challenges and the new U.S. presidential administration, there is significant uncertainty regarding the implementation of these GHG regulations and likelihood of new or amended GHG regulations, and the potential impact on our business cannot be determined at this time.

Additional details on climate change and greenhouse gas emissions are included in our 2016 AIF “Item 5.1 – Business of Agrium – 5.1 (h) Environmental Protection Requirements”.

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Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). There was no change in our internal control over financial reporting in 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, the CEO and CFO concluded that as of December 31, 2016, we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2016, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2016 Annual Report to Shareholders.

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Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical estimates are those most subject to uncertainty and which have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the following year.

In note 24 of the Notes to the Consolidated Financial Statements, we have described in detail the following accounting estimates, which are the most critical in helping readers understand and evaluate our reported financial results. In our Consolidated Financial Statements, we have also discussed assumptions underlying our estimates and factors that might impact our estimates.

These critical accounting estimates require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effects of matters that are inherently uncertain. We have set out below additional information on events, trends and uncertainties that could impact our estimates. As well, we have described the impact on our financial statements of a reasonably possible change in one assumption while holding all other assumptions constant.

Impairment testing

Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 14 of the Notes to the Consolidated Financial Statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material. If key assumptions and estimates about our operations change, including lower than assumed sales growth, higher costs or other negative factors, we could record a material impairment to goodwill.

Provisions

Because of the judgments made in determining the recognition and amount of our provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A change in the assumptions underlying our provisions for environmental remediation and asset retirement could significantly impact our financial position and results of operations. A 1 percent increase in the rate we use to discount our provisions at December 31, 2016, would decrease our consolidated net earnings by $10-million in 2016.

A 10 percent change in our provision for litigation at December 31, 2016, would have affected net earnings by $1-million in 2016.

Income taxes

Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretations of tax law and prior experience, actual results could differ. This may affect consolidated income tax expense and earnings in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent that we prevail in matters for which we have recorded a liability or are required to pay amounts in excess of our recorded liability.

Inventory valuation

We continuously assess whether lower prices for our products require that we write down inventories. During 2016 and 2015, we did not record any material inventory write-downs.

A 1 percent reduction in our inventories at December 31, 2016, would have reduced consolidated net earnings by $23-million in 2016. Decreases in global prices of our commodities held in inventory have the greatest potential to cause us to write down inventories.

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Accounting Standards and Policy Changes

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 15	Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.	Agrium expects to adopt beginning January 1, 2018.	We completed the first stage of our planned review of our contracts with customers. We expect this standard will impact the timing of recognition of certain revenues. Our preliminary conclusion is that the impact will not be material as the majority of our contracts with customers are short-term.

New	IFRS 16	Leases applies a single model for all recognized leases, which would require recognition of lease-related assets and liabilities and the related interest and depreciation expense in the financial statements.	Agrium expects to adopt beginning January 1, 2019.	Similar to IFRS 15, we have completed the first stage of our review of our contracts that may contain a lease provision. We expect that adoption will result in a material increase in our assets, liabilities and EBITDA. However, we are not able at this time to estimate the impact upon adoption. Once we complete further phases of our review we will estimate and quantify the impact on our financial statements.

Amended	Various	● IAS 7 Statement of Cash Flows ● IAS 12 Income Taxes ● IFRS 2 Share-based Payment	Agrium expects to adopt IAS 7 and IAS 12 amendments beginning January 1, 2017 and IFRS 2 amendments beginning January 1, 2018.

Reconciliation between the opening and closing balances for liabilities from financing activities will be disclosed upon adoption of IAS 7 amendments.

We do not expect amendments in IAS 12 and IFRS 2 to have an impact.

Non-IFRS Financial Measures

Certain financial measures in our Annual Report are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

IFRS requires that we provide and include subtotals and other financial measures in our Consolidated Financial Statements. Such measures become IFRS measures by virtue of being included in the Consolidated Financial Statements. Other measures that are not specifically defined under IFRS and may not be comparable are non-IFRS measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Effective January 1, 2016, management no longer considers “Adjusted EBITDA” in evaluating our business performance and expects to focus more on our other key earnings measures.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

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Non-IFRS financial measures	Definition	Why we use the measure and why it is useful to investors
Cash COPM	All fixed and variable costs are accumulated in cash COPM excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufacturing operations compared to other crop nutrient producers.

When cash COPM costs are divided by the production tonnes for the period, the result is actual cash COPM per tonne, which is compared to the standard cash COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard cash COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale.

There is no directly comparable IFRS measure for cash COPM.

Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization expense.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company
Cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization

Comparable store sales	Change in current period Retail location sales compared to the prior period. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.	Used by investors, analysts and management to evaluate performance of farm centers by measuring our ability to achieve sales increases from locations we have owned for more than 12 months

Normalized comparable store sales

Comparable store sales normalized using published NPK benchmark prices and foreign exchange rates, adjusting prior year results to reflect nutrient pricing and foreign exchange rates from the current year.

In 2016, we revised our definition of normalized comparable store sales to reflect the impact of foreign exchange. We have restated our 2015 comparative information.

Allows users of the comparable store sales metric to evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates.

Consolidated and business unit EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

EBITDA to sales	EBITDA divided by sales	Measures earnings generated from each dollar of sales, which is useful to evaluate operating profitability on a basis comparable from period to period.

Free cash flow	Cash provided by operating activities excluding the impact of net changes in non-cash working capital less sustaining capital expenditures. Refer to “Free Cash Flow” section for the reconciliation.	Used to assess the quality of our earnings, as it measures our ability to generate cash from our businesses to repay debt, fund business acquisitions, repurchase our shares and pay dividends. Free cash flow is also a component in determining annual incentive compensation for certain management employees and in calculating the value of Performance Share Units awarded as part of management compensation.

Dividends paid as a percent of free cash flow	Dividends paid divided by free cash flow	Provides an analysis of the dividends we pay against free cash flow generated

Wholesale measures that include Agrium’s proportionate share of results of joint ventures: sales, cost of product sold, gross profit	Wholesale metrics (sales, cost of product sold and gross profit) including the related proportionate share of joint venture equity accounted results	Useful in evaluating our Wholesale business performance by including our proportionate share of joint ventures in Wholesale operating results

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RECONCILIATIONS OF NON-IFRS FINANCIAL MEASURES

Retail cash operating coverage ratio

(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,786	2,728
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,792	2,734
EBITDA	1,091	1,033

Operating expenses excluding depreciation and amortization	1,701	1,701

Cash operating coverage ratio (%)	61	62

Cash selling and general and administrative expenses

(millions of U.S. dollars)	2016	2015	2016	2015	2016	2015
	Retail		Wholesale		Consolidated
Selling	1,899	1,902	32	36	1,914	1,921
Depreciation and amortization in selling expense	263	244	—	—	263	244

Cash selling	1,636	1,658	32	36	1,651	1,677

General and administrative	102	112	30	39	242	268
Depreciation and amortization in general and administrative	5	4	2	4	23	23

Cash general and administrative	97	108	28	35	219	245

Retail comparable store sales and Retail normalized comparable store sales

(millions of U.S. dollars, except as noted)	2016	2015
Retail sales from the current period comparable store base	11,577	12,014
Prior year Retail sales	12,199	12,981

Comparable store sales (%)	(5)	(7)

Current year sales normalized for benchmark prices and foreign exchange rates	11,353	12,388

Normalized comparable store sales (%)	2	(3)

Consolidated and business unit EBITDA

(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2016
Net earnings				596
Finance costs related to long-term debt				204
Other finance costs				74
Income taxes				224

EBIT	817	509	(228)	1,098
Depreciation and amortization	274	242	16	532

EBITDA	1,091	751	(212)	1,630

2015
Net earnings				988
Finance costs related to long-term debt				181
Other finance costs				71
Income taxes				376

EBIT	779	1,073	(236)	1,616
Depreciation and amortization	254	211	15	480

EBITDA	1,033	1,284	(221)	2,096

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RECONCILIATION OF OTHER FINANCIAL MEASURES

Return on operating capital employed and return on capital employed

	December 31, 2016		December 31, 2015
(millions of U.S. dollars, except as noted)	Retail North America	Retail	Retail North America	Retail
EBIT	676	817	686	779
Income taxes at a rate of 28 percent (2015 – 28 percent)	189	229	192	218

EBIT less income taxes	487	588	494	561

Average non-cash working capital	1,497	1,994	1,757	2,200
Average property, plant and equipment	1,022	1,106	948	1,037
Average investments in associates and joint ventures	80	109	47	82
Average other assets	4	9	3	11

Average operating capital employed	2,603	3,218	2,755	3,330

ROOCE (%)	19	18	18	17

Average operating capital employed	2,603	3,218	2,755	3,330
Average intangibles	581	619	604	646
Average goodwill	1,908	2,035	1,865	1,988

Average capital employed	5,092	5,872	5,224	5,964

ROCE (%)	10	10	9	9

2016 Fourth Quarter Management’s Discussion and Analysis

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change
Sales	2,280	2,407	(127)	(5)
Gross profit	748	900	(152)	(17)
Expenses	586	576	10	2
Earnings before finance costs and income taxes (EBIT)	162	324	(162)	(50)
Net earnings	67	200	(133)	(67)
Diluted earnings per share	0.49	1.45	(0.96)	(66)
Effective tax rate (%)	25	20	N/A	N/A

Sales and Gross Profit

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Sales
Retail	1,828	1,765	63
Wholesale	657	888	(231)
Other	(205)	(246)	41

	2,280	2,407	(127)

Gross profit
Retail	623	599	24
Wholesale	134	320	(186)
Other	(9)	(19)	10

	748	900	(152)

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●	Retail’s sales and gross profit increased in the fourth quarter of 2016 primarily as a result of higher crop protection product sales due to higher demand for herbicides and glyphosate in the U.S. Corn Belt and favorable weather conditions in Australia.

●	Wholesale’s sales and gross profit decreased in the fourth quarter compared to the same period last year due to lower market prices for all nutrients.

Expenses

●	General and administrative expenses decreased by $9-million (12 percent) as a result of organization-wide cost control measures.

●	Earnings from associates and joint ventures increased as a result of the devaluation of the Egyptian pound that led to a $35-million foreign exchange gain in MOPCO, net of tax.

●	Our share price increased during the current quarter leading to higher share-based payments expense of $18-million.

●	Other expenses increased during the quarter primarily due to the following:

–	Merger and related costs of $14-million

–	Impairment loss of $15-million related to an international investment

–	Information Technology outsourcing costs of $7-million

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Loss (gain) on foreign exchange and related derivatives	3	(5)
Interest income	(17)	(16)
Gain on sale of assets	—	(17)
Asset impairment	15	19
Environmental remediation and asset retirement obligations	1	1
Bad debt expense	3	4
Potash profit and capital tax	2	3
Merger and related costs	14	—
Outsourcing costs	7	—
Other	15	38

	43	27

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2016				2015
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	66	1	68	1	64	1	66

Wholesale
Nitrogen	22	—	1	23	18	—	—	18
Potash	26	—	—	26	28	—	—	28
Phosphate	15	—	—	15	14	—	—	14
Wholesale other (a)	3	—	—	3	4	—	1	5

	66	—	1	67	64	—	1	65

Other	—	—	6	6	—	—	4	4

Total	67	66	8	141	65	64	6	135

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen (ESN®) and other products.

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Effective Tax Rate

●	The effective tax rate of 25 percent for the fourth quarter of 2016 was higher than the tax rate of 20 percent for the same period in 2015 due to a decrease in the recognition of previously unrecognized tax assets in Canada.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended December 31,
(millions of U.S. dollars, except as noted)	2016	2015	Change
Sales	1,828	1,765	63
Cost of product sold	1,205	1,166	39
Gross profit	623	599	24
EBIT	134	133	1
EBITDA	202	199	3
Selling and general and administrative expenses	502	491	11

●	Retail reported record fourth quarter gross profit and EBITDA [1],supported by robust demand for crop protection products and application services in the U.S. and Australia. On an annual basis, Retail, and specifically Australia, reported record EBITDA while U.S. operations reported a record EBITDA to sales margin of 10.4 percent supported by higher margin proprietary product sales and cost savings.

●	Total Retail selling and general and administrative expenses were up $11-million from the fourth quarter of last year. However, total cash expenses were down by $12-million after adjusting for costs associated with the retail locations acquired in 2016. Our cash operating coverage ratio also improved due to our continued focus on Operational Excellence, moving down to 61 percent on a rolling four quarter basis from 62 percent for the same period last year.

●	Regionally, U.S. EBITDA was up slightly this quarter, while our Canadian operations reported weaker results due to an early winter, which shortened the fall application season. Australia reported a $20-million increase in EBITDA primarily due to strong crop protection product sales and accompanying application services. Our South American Retail operations reported slightly higher gross profit but lower EBITDA this quarter.

Retail sales and gross profit by product line

	Three months ended December 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except as noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	779	843	(64)	147	154	(7)	19	18
Crop protection products	620	541	79	296	268	28	48	50
Seed	101	75	26	43	54	(11)	43	72
Merchandise	167	156	11	27	27	—	16	17
Services and other	161	150	11	110	96	14	68	64

CROP NUTRIENTS

●	Total crop nutrient sales were 8 percent lower this quarter compared to the same period last year, due to significantly lower prices across all nutrients, partly offset by higher crop nutrient volumes.

●	The increase in crop nutrient volumes was due primarily to a 26 percent increase in U.S. sales tonnes this quarter, partly offset by a slight decline in nutrient volumes in Canada due to some fall weather challenges.

●	Total crop nutrient gross profit was 5 percent lower this quarter due to lower selling prices and margins. North American nutrient per tonne margins were down $19 this quarter due to weaker nutrient prices, but margins as a percentage of sales rose to 19 percent this quarter compared to 18 percent in the fourth quarter of 2015.

[1]	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations

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CROP PROTECTION PRODUCTS

●	Total crop protection product sales were up 15 percent this quarter due to strong demand in Australia, an open window in the U.S. for fall applications and some catch up in demand for crop protection products resulting from the reduced sales of these products experienced during the third quarter.

●	Gross profit in the fourth quarter was up 10 percent over last year due to strong volumes and an increase in proprietary product sales. Crop protection product margins as a percentage of sales were down slightly this quarter as a result of a higher sales mix to wholesalers and selling higher volumes of lower margin products such as glyphosate, which is used for post-harvest burndown.

●	Proprietary crop protection product sales as a percentage of total crop protection product sales reached 18 percent this quarter, up two percentage points over the same period last year. On an annual basis, proprietary crop protection sales grew 11 percent in 2016 and represented 24 percent of total crop protection product sales this year.

SEED

●	Total seed sales were 35 percent higher this period compared to last year due to increased sales of product to wholesalers in the U.S. and higher demand in Australia. Gross profit declined by 20 percent, partly related to the higher sales mix to wholesalers which traditionally represents lower margins. As a result, total seed margins as a percentage of sales were 43 percent this quarter – a 29 percent decrease from the fourth quarter of 2015. On an annual basis, however, seed margins were 20 percent – the same as in 2015.

MERCHANDISE

●	Merchandise sales increased 7 percent, while gross profit remained in line with the same period last year. The increase in sales was primarily due to stronger results in Australia and increased merchandise sales in the U.S. due to some of the recent retail acquisitions.

SERVICES AND OTHER

●	Sales for services and other was up 7 percent this quarter, while gross profit was 15 percent higher. The increase in sales and profit was related to higher crop nutrient and crop protection product applications in the U.S. and Australia this quarter.

Wholesale

	Three months ended December 31,
(millions of U.S. dollars, except as noted)	2016	2015	Change
Sales	657	888	(231)
Sales volumes (tonnes 000’s)	2,273	2,292	(19)
Cost of product sold	523	568	(45)
Gross profit	134	320	(186)
EBIT	149	287	(138)
EBITDA	216	352	(136)
Expenses (including earnings from associates and joint ventures)	(15)	33	(48)
Earnings from associates and joint ventures	(34)	(2)	(32)

●	Wholesale earnings this quarter were primarily impacted by lower global fertilizer prices across all nutrients compared to the same period last year. This was partly offset by lower fixed costs related to ongoing Operational Excellence initiatives.

Wholesale NPK product information

	Three months ended December 31,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	85	186	(101)	21	63	(42)	8	37	(29)
Sales volumes (tonnes 000’s)	954	912	42	590	656	(66)	303	325	(22)
Selling price ($/tonne)	298	403	(105)	179	267	(88)	475	610	(135)
Cost of product sold ($/tonne)	209	199	10	143	171	(28)	449	495	(46)
Gross margin ($/tonne)	89	204	(115)	36	96	(60)	26	115	(89)

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NITROGEN

●	Nitrogen gross profit was down 54 percent compared to the same period last year primarily due to significantly lower global nitrogen prices.

●	Sales volumes were slightly higher than the same period last year due to strong demand for urea and nitrogen solutions. Ammonia sales volumes were 11 percent lower than the same period last year as a result of the early winter weather in Western Canada and the Northern Plains of the U.S. this year.

●	Realized selling prices per tonne were down 26 percent compared to the same period last year due to lower global benchmark nitrogen prices.

●	Cost of product sold per tonne increased by 5 percent compared to the same period last year partly due to higher natural gas input costs. Partially offsetting this were higher utilization rates and lower fixed costs at our facilities. Average nitrogen margins were $89 per tonne this quarter, while ammonia and urea margins averaged approximately $100 per tonne.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended December 31,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	2.52	2.15
Realized derivative impact	0.07	0.31
Overall gas cost	2.59	2.46
Average NYMEX	2.99	2.28
Average AECO	2.12	2.00

POTASH

●	Potash gross profit declined by 67 percent compared to the same period last year due to lower global potash prices.

●	Sales volumes were 10 percent lower in the current period primarily due to lower opening inventory levels this year.

●	Realized selling prices have declined over the past year with selling prices down 33 percent internationally and 25 percent for North American markets compared to the same period last year.

●	Our cost of product sold per tonne was 16 percent lower than the same period last year due to a product mix with higher proportion of sales to offshore markets, where freight is excluded from cost of product sold. A weaker Canadian dollar and fixed cost savings also contributed to reduced costs this quarter. Cash cost of product manufactured on an annual basis also declined by 18 percent to $79 per tonne compared to 2015 due to higher production volumes and lower fixed costs.

PHOSPHATE

●	Phosphate gross profit was 78 percent lower than the same period last year due to continuing pressure on phosphate benchmark prices. Lower sales volumes also contributed to the decline in gross profit but were more than offset by lower cost of product sold per tonne.

●	Sales volumes were 7 percent lower than the same period last year due to an early winter in Western Canada this quarter and a shorter window for fall applications of phosphate.

●	Cost of product sold per tonne was down 9 percent compared to the same period last year due to lower input costs and the lower Canadian dollar benefiting the Redwater phosphate facility.

WHOLESALE OTHER

Wholesale Other: gross profit breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	11	16	(5)
ESN®	8	15	(7)
Product purchased for resale	—	1	(1)
Other	1	2	(1)

	20	34	(14)

●	Gross profit from Wholesale Other was lower than the same period last year primarily due to overall lower realized nutrient prices. This was partly offset by higher sales volumes of ESN® and ammonium sulfate this quarter.

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EXPENSES

●	Wholesale expenses decreased by $48-million in the current quarter due to higher equity earnings of $32-million from our investments, primarily as a result of the Egyptian pound devaluation leading to a foreign exchange gain; a 16 percent reduction in selling, general and administrative expenses as a result of our on-going Operational Excellence initiatives; and a $19-million goodwill impairment on our Europe purchased for resale business included in the same period last year. This was partially offset by a $17-million gain on the sale of the West Sacramento nitrogen upgrading facility recognized in the same period last year.

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2016 had a net expense of $115-million, compared to a net expense of $92-million for the fourth quarter of 2015. The variance was primarily due to:

●	Merger and related costs of $14-million

●	An increase of $18-million in share-based payments expense as a result of an increase in our share price

●	Impairment loss of $15-million on an international investment

●	Partially offset by a $10-million decrease in gross profit elimination as a result of lower intersegment inventory held at the end of the fourth quarter of 2016

CAPITAL SPENDING AND EXPENDITURES (a)

	Three months ended December 31,		Twelve months ended December 31,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	23	38	111	141
Investing	21	12	50	37

	44	50	161	178
Acquisitions (b)	26	42	342	127

	70	92	503	305

Wholesale
Sustaining	38	189	244	388
Investing	90	26	312	604

	128	215	556	992

Other
Sustaining	1	9	4	12
Investing	—	4	3	6

	1	13	7	18

Total
Sustaining	62	236	359	541
Investing	111	42	365	647

	173	278	724	1,188
Acquisitions (b)	26	42	342	127

	199	320	1,066	1,315

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

●	Our total capital expenditures decreased in the fourth quarter and twelve months of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in 2015 combined with decreased spending on the Borger project in 2016.

●	We completed the acquisitions of 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Corn Belt region from Cargill AgHorizons (U.S.) in 2016.

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RECONCILIATIONS OF FOURTH QUARTER NON-IFRS FINANCIAL MEASURES

Cash selling and general and administrative expenses

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	2016	2015	2016	2015
	Retail		Wholesale		Consolidated
Selling	476	462	9	7	480	465
Depreciation and amortization in selling expense	66	64	—	—	66	64

Cash selling	410	398	9	7	414	401

General and administrative	26	29	7	12	65	74
Depreciation and amortization in general and administrative	1	1	1	1	8	6

Cash general and administrative	25	28	6	11	57	68

Consolidated and business unit EBITDA

	Three months ended December 31,
(millions of U.S. dollar)	Retail	Wholesale	Other	Consolidated
2016
Net earnings				67
Finance costs related to long-term debt				51
Other finance costs				21
Income taxes				23

EBIT	134	149	(121)	162
Depreciation and amortization	68	67	6	141

EBITDA	202	216	(115)	303

2015
Net earnings				200
Finance costs related to long-term debt				53
Other finance costs				20
Income taxes				51

EBIT	133	287	(96)	324
Depreciation and amortization	66	65	4	135

EBITDA	199	352	(92)	459

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Key Assumptions and Risks in Respect of Forward-looking Statements

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. Although Agrium believes the material assumptions outlined below are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements. Readers should not place undue reliance on these assumptions and such forward-looking statements.

Forward-looking statements	Material assumptions		Material risk factors

Expected Arrangement costs, operating synergies and incremental shareholder value generated from our merger with PotashCorp	●	Anticipated cost reductions from rail costs, logistic savings and distribution and warehouse optimization are achieved	●	Arrangement is subject to various regulatory approvals
	●	Integration of PotashCorp products through Agrium’s Retail network is successful	●	Uncertainty surrounding the Arrangement could adversely affect customers, suppliers and personnel, which could negatively impact future business and operations
	●	Planned operational efficiencies and savings are achieved

See the heading “Anticipated Benefits of the Arrangement” and “Risk Factors Related to the Arrangement” in the Joint Proxy Circular for further information.

Expected results from our Operational Excellence initiatives, including further costs savings, continuous improvement on our utilization rates	●	Actual production levels are consistent with forecasts	●	Inflation and currency rate fluctuations that could affect Wholesale’s costs
	●	Expected prices of nutrient are consistent	●	Unexpected outages and turnarounds at our facilities
			●	Unexpected logistics issues that could affect distribution of Wholesale products using Retail’s network
			●	Continued or further disruptions to natural gas supply at the Profertil and MOPCO nitrogen facilities

Factors that will drive improvement in Retail’s key metrics and financial measures, including growth in our proprietary products, financial services and precision agriculture offerings	●	Retail business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products	●	Retail’s ability to effectively implement planned business strategy
	●	Agrium is able to identify suitable candidates for acquisitions and to negotiate acceptable terms	●	Changes in general economic, market, business and weather conditions, industry competition and various events that could disrupt operations
	●	Agrium is able to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies	●	General operating risks associated with investment in foreign jurisdictions
	●	Financial service offerings of both AFS and ARM would expand across the entire Corn Belt and would attract additional customers and sales

Market outlook, including anticipated supply and demand for our three major crop nutrients, product and input price outlook, and other expected economic, legal and business conditions	●	Global demand for nitrogen, potash and phosphate will remain stable or increase in 2017	●	Changes in global demand or supply for our three major crop nutrients
	●	Normal weather will allow intended crop area to be planted within North America in 2017	●	Changes in government policies, legislation and regulations that could impose restrictions in exportation
			●	Volatility in global currency values
			●	Changes in the global prices of key raw materials for the production of crop nutrients
●

Changes in global crop production level, general economic, market, business and weather conditions, industry competition and various events that could disrupt operations and/or crop input market conditions

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Forward-looking statements	Material assumptions		Material risk factors
Expected increase in Wholesale’s nitrogen capacity and production coming from the Borger and MOPCO nitrogen expansion projects	● ●	Actual capacity and production levels are consistent with forecasts Availability of gas supply	● ●	Change in the demand for and viability of the product Unexpected outages and turnarounds at our facilities
			●	Expected volumes are below target
			●	Interruptions in the gas supply
Our ability to sustain projected potash production with existing reserves and resources, including mine life estimates, and expected reductions in cost of production as facility continues to ramp up	● ●	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production Actual production levels are consistent with forecasts	● ●	Flooding and/or poor ground conditions limiting access to major sections of the ore body or resulting in poor ore quality Unexpected outages and turnarounds

Agrium’s ability to meet its capital requirements, including the ability to expand existing sources of financing or to access other sources of financing and to meet debt repayments and future obligations in the foreseeable future

	● ● ●	North American and global economic growth Access to capital markets Agrium is able to maintain: – Adequate credit ratios – Investment grade credit ratings – Adequate cash generated from operations	● ●	Inflation, currency and interest rate fluctuations and changes in tax rates that could affect Agrium’s ability to meet obligations Level and performance of future capital expenditures
Expected level of capital expenditures, existing or planned acquisitions, expansion and growth of our business and operations including the development of new markets and products	● ●	Adequate cash is generated from operations and other sources of financing Agrium is able to utilize our available credit facilities or access capital markets for additional sources of financing	● ●

Integration risks that might cause anticipated synergies from our recent and future acquisitions to be less than expected

Changes in development plans for our expansion, efficiency, debottleneck and other major projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed due to various factors

			●	The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs
			●	Potential inability to access or utilize our credit facilities or access capital markets
Statements relating to the supply of our phosphate rock	●	Commitments agreed with our suppliers	●	Interruption in the supply of phosphate rock
			●	Changes in the terms of agreements with our suppliers
Expected compliance with environmental requirements and associated costs, as well as the installation and timing of emissions reduction technology and impact to Agrium	●	Tentative start-up of carbon capture technology in the second half of 2018	● ●	Carbon capture and storage funding not received from Alberta government Upgrader projects (specifically the Northwest Upgrader) cancelled or delayed
			●	Issues with engineering/procurement or construction of the facility or pipeline
Anticipated environmental remediation liabilities and asset retirement obligations	● ●	Timing and amount of expenditures Estimated discount and inflation rates	● ●	Changes in government policies, legislation and regulations that could change timing and estimate of costs Inflation, currency and interest rate fluctuations

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